FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Third Quarter of 2007 dated November 19, 2007	Exhibit 99.1

Press Release Regarding Business Combination with Enlight Media Ltd. dated November 19, 2007	Exhibit 99.2

Share Purchase Agreement dated as of November 19, 2007 by and among Hurray! Holding Co., Ltd., Changtian Wang, Yinglian Du, Delai Li, Xiaoping Li, Hongtian Wang and Enlight Media Limited	Exhibit 99.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Sean Wang
Name:	Sean Wang
Title:	Acting Chief Financial Officer

Date: November 23, 2007

Exhibit 99.1

Hurray! Reports Third Quarter 2007 Unaudited Financial Results

BEIJING, November, 19, 2007 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in artist development, music production and wireless music distribution and other wireless value-added service in China, today announced its unaudited financial results for the third quarter ended September 30, 2007.

FINANCIAL HIGHLIGHTS:

Highlights for Third Quarter 2007

•	Total revenues: $13.6 million, a decline of 6.5% quarter-over-quarter and 23.9% year-over-year, and below our previous guidance of $15.5-16.5 million

•	Wireless value-added services revenues: $11.4 million, a decline of 10.7% quarter-over-quarter and 30.6% year-over-year

•	Recorded music revenues, which are from our record label businesses: $2.2 million, a growth of 22.8% quarter-over-quarter and 47.8% year-over-year

•	Software and system integration services revenues: $4,000

•	Net loss: $11.5 million

•	Net loss included a goodwill impairment charge of $9.6 million on our wireless business and a disposal gain of $0.03 million on selling the software and system integration services business.

•	Adjusted EBITDA (a non-GAAP measure which is defined as earnings before interest, tax, depreciation, amortization and stock-based compensation): $-11.0 million

•	Diluted loss per ADS: $0.53

•	Excluding the goodwill impairment charge and the disposal gain on the sale of the software and system integration business, non-GAAP fully diluted loss per ADS: $0.09

Commenting on the third quarter results, QD Wang, Chairman and CEO of Hurray! stated:

“Q3 was extremely challenging for us because the operating environment continued to deteriorate and we missed our revenue guidance. China Unicom’s new revenue confirmation policy had a major impact on our business with them and the recent changes in policies by regulatory authorities and operators affecting particularly wireless applications for TV programs as well as WAP portal services have further limited our ability to generate profitable WVAS business. In light of these recent changes, we took an impairment charge of $9.6 million in this quarter. However, our efforts in carrying out our content strategy made further progress as our music business produced growth of 22.8% quarter over quarter and 47.8% year over year generating revenues of $2.2 million. We are confident about the prospect of transforming Hurray! into a leading entertainment production and distribution house in China.”

BUSINESS RESULTS

Total revenues for the third quarter ended September 30, 2007 were $13.6 million, representing a 6.5% decrease from $14.6 million for the preceding quarter, and a 23.9% decrease from $17.9 million for the third quarter in 2006.

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Total wireless value-added services revenues were $11.4 million for the third quarter of 2007, a decline of 10.7% as compared with $12.7 million in the previous quarter and decline of 30.6% as compared with $16.4 million in the third quarter of 2006.

Recorded music revenues, which represent revenues of our controlled music companies Freeland Music, Huayi Brothers Music and Hurray! Secular Bird, were $2.2 million, a growth of 22.8% as compared with $1.8 million in the previous quarter and growth of 47.8% as compared with $1.5 million in the third quarter of 2006.

Total gross margin was 23.5% for the third quarter of 2007 as compared with 32.9% for the previous quarter and 37.5% for the third quarter of 2006.

Gross margin for wireless value-added services was 19.6% for the third quarter of 2007, as compared with 30.1% in the previous quarter and 36.9% for the third quarter of 2006.

Recorded music gross margin was 43.1% for the third quarter of 2007 as compared to 51.7% in the previous quarter and 45.1% for the third quarter of 2006.

Total gross profit was $3.2 million for the third quarter of 2007, representing a decline of 33.1% as compared with $4.8 million for the previous quarter and a decline of 52.5% as compared with $6.7 million for the third quarter of 2006.

Total operating expenses were $15.3 million for the third quarter of 2007, representing growth of 225.4% as compared to $4.7 million for the previous quarter and growth of 179.5% as compared to $5.5 million for the third quarter of 2006. Total operating expenses included $9.6 million in goodwill impairment for our wireless business.

Interest income for the third quarter of 2007 was $0.6 million, the same as the previous quarter. Income tax benefit was $0.1 million in the third quarter 2007, compared to income tax expense of $0.2 million in the third quarter of 2006, and $0.04 million in the previous quarter.

Net loss was $11.5 million for the third quarter of 2007. Net margin was a negative -(84.7)% for the third quarter of 2007 as compared to positive margins 1.3% for the previous quarter and 9.0% for the third quarter of 2006.

Adjusted loss before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $11.0 million for the quarter. Reconciliations of net loss under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.

Fully diluted loss per ADS was $0.53 based on a weighted average of 21.8 million diluted ADSs for the third quarter of 2007. This figure compares to earnings per ADS of $0.01 based

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on a weighted average of 21.8 million diluted ADSs for the previous quarter and earnings per ADS of $0.07 based on a weighted average of 21.7 million diluted ADSs for the third quarter of 2006.

Excluding the goodwill impairment charge and the disposal gain on the sale of the software and system integration business, non-GAAP fully diluted loss per ADS was $0.09 based on a weighted average of 21.8 million diluted ADSs for the third quarter of 2007.

As of September 30, 2007, the Company had outstanding 21.7 million basic ADSs and 21.8 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effect would have been anti-dilutive.

As of September 30, 2007, the Company had $64.8 million in cash and cash equivalents.

BUSINESS HIGHLIGHTS

While seeking to maintain stability in our WVAS business, we continued to develop our music business. Some of the recent highlights are:

•

Hurray! released a series of new songs, including 2 albums and 2 singles, and launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. “I Will Repay Love With Anything” (“Wo Yong Suo You Bao Da Ai”), was awarded “Best Film Song” at the Hong Kong Golden Bauhinia.

•

Hurray! artists including Jane Zhang, Huizhen Li, Yu Quan, Wenjie Shang, Zheng Huang, and others were invited to the “One-year Countdown Celebration for Beijing Olympics”, a very important event in China. The event was held separately in Beijing and Macao. In addition, Huayi Brothers Music popular artist, Jane Zhang, was appointed Ambassador of UNICEF in September, after her concert was successfully held in Beijing on July 28.

•

New Run Entertainment had significant progress in the company’s TV programs. Entertainment programs including “Angel Superstar” (“Tian Shi Ming Xing Hui”), “Entertainment Super Soldier” (“Zong Yi Qi Bing”) and TV Series “When Snow Falls in Love with Plum Blossom” (“Dang Xue Hua Ai Shang Mei Hua”) are among the most successful and highly TV rated programs of the company.

•	Hurray! signed up a number of new artists, including:

•	Boran Jing, the champion in “Go, Good Boy! 2007” and the “Most Popular Star on the Internet” by Huayi Brothers Music.

•	Xinbo Fu by Huayi Brothers Music.

•	Jing Hu and Ke Zhao by Hurray! Freeland.

•	Hurray! launched 14 new titles on China Mobile’s game portal, including “Loafter Swordsman2 “, “ Space Fortress “, and “Country Heroes “.

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Business Outlook

For the fourth quarter 2007, Hurray! expects its total consolidated revenues to be between $13.0 and $14.0 million, reflecting the continued impact of tightened enforcement of policy and regulation changes previously announced by the Ministry of Information Industry (MII) and mobile operators.

Sale of Software and System Integration Business

On October 8, 2007, the company announced the signing of definitive agreements to sell its software and system integration business unit, Hurray! Times Communication (Beijing) Co., Ltd. (“Hurray! Times”), for $ 4.8 million in cash to one of its primary institutional share holders, TWM Holding Co., Ltd., a wholly owned subsidiary of Taiwan Mobile which is a leading telecom service provider in Taiwan.

The total consideration is subject to adjustments based on the financial performance of Hurray! Times’ business in certain periods following the closing of the acquisition. The transaction is expected to close before March 31, 2008, subject to required China regulatory approvals and other customary closing conditions.

Provision for goodwill impairment

In May 2007, China Mobile began the operational practice of displaying a service fee reminder to WAP service users when they request the download of a WAP page onto their mobile handsets and seeking their confirmation before processing the download request. In addition, China Mobile started to place links to only its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users. In the past, such embedded menus on handsets featured links to all popular products on China Mobile’s networks, including the products of the Group. The Company believes the above changes by China Mobile could have an adverse impact on the Company’s WVAS business, in particular WAP business. As of September 2007, the market capitalization of the Company was lower than net book value and an impairment indicator was shown.

In view of the potential adverse impact of the above change and other changes mentioned earlier and the uncertainties in future operating environment, the Company tested the carrying value of goodwill for impairment as at September 30, 2007 and recorded an impairment charge of $9.6 million for the three months ended September 30, 2007 relating to the goodwill of the Company’s wireless value-added service business. The valuation was arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (discounted cash flows). Any continued adverse changes in mobile operators’ policies or in the competitive environment could lead to additional impairment charges and the Company is continually monitoring such changes to assess their impact.

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Conference Call

The Company will host a conference call to discuss the third quarter results at

Time:	09:00 pm Eastern Standard Time on November 19, 2007
or 10:00 am Beijing/Hong Kong Time on November 20, 2007

The dial-in number:	+1-800-510-9691 (US)
+1-617-614-3453 (International)
Password: 16418262

A replay of the call will be available from November 19, 2007 until November 25, 2007 as follows:

+1-888-286-8010 (US)
+1-617-801-6888 (International)
PIN number: 64655776

Additionally, a live and archived web cast of this call will be available at:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=187793&eventID=1678642 or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production

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and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

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Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of September 30, 2007	As of December 31, 2006(1)
	(in thousands of U.S. dollars)
Assets

Current assets:
Cash and cash equivalents	$64,834	$74,597
Accounts receivable	11,432	13,178
Note receivable	—	272
Prepaid expenses and other current assets	4,376	2,701
Amount due from related parties	552	167
Current deferred tax assets	165	82
Inventories	234	178

Total current assets	81,593	91,175

Dividend receivable	3,002	—
Receivable on disposal of subsidiary	3,992	—
Deposits and other non-current assets	719	632
Prepaid acquisition cost	5,338	—
Property and equipment, net	1,633	1,954
Acquired intangible assets, net	6,746	6,023
Investment in equity affiliate	2,434	—
Goodwill	33,847	39,622
Non-current deferred tax assets	636	371

Total assets	$139,940	$139,777

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,016	$3,681
Acquisitions payable	7,104	5,832
Accrued expenses and other current liabilities	8,185	2,613
Amount due to related parties	257	—
Income tax payable	228	489
Current deferred tax liabilities	268	132

Total current liabilities	19,058	12,747

Non-current deferred tax liabilities	1,071	851

Total liabilities	20,129	13,598

Minority interests	4,257	3,359

Shareholders’ equity:
Ordinary shares	109	108
Additional paid-in capital	74,215	73,608
Retained earnings	35,319	45,705
Accumulated other comprehensive income	5,911	3,399

Total shareholders’ equity	115,554	122,820

Total liabilities and shareholders’ equity	$139,940	$139,777

(1)	December 31, 2006 balances were extracted from audited financial statements.

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Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Revenues:

Wireless value-added services	$11,368	$16,383	$39,040	$47,407
Recorded music	2,247	1,520	5,595	4,398
Software and system integration services	4	—	14	—
Total revenues	13,619	17,903	44,649	51,805

Cost of revenues:
Wireless value-added services	9,140	10,336	28,351	30,381
Recorded music	1,279	834	2,907	2,354
Software and system integration services	2	—	2	—
Total cost of revenues	10,421	11,170	31,260	32,735

Gross profit	3,198	6,733	13,389	19,070

Operating expenses:
Product development	506	457	1,570	1,558
Selling and marketing	3,182	3,292	8,103	8,662
General and administrative	1,989	1,721	5,064	5,167
Provision for goodwill impairment	9,614	—	9,614	—

Total operating expenses	15,291	5,470	24,351	15,387

(Loss) income from operations	(12,093)	1,263	(10,962)	3,683

Other income	214	23	176	99
Interest expense	(45)	—	(134)	—
Interest income	585	674	1,769	1,949
(Loss) income before provision for income taxes, earnings in equity investments, gain from disposal of subsidiary, minority interest and discontinued operations	(11,339)	1,960	(9,151)	5,731

Income tax expense	103	(195)	(196)	(701)

Net (loss) income before earnings in equity investments, gain from disposal of subsidiary, minority interest and discontinued operations	(11,236)	1,765	(9,347)	5,030

Equity in earnings of affiliate	(51)	—	(49)	—
Gain from disposal of subsidiary	33	—	33	—
Minority interests	(165)	(139)	(398)	(445)
(Loss) income from continuing operations	(11,419)	1,626	(9,761)	4,585

Discontinued operations:
Loss from discontinued operations, net of tax	(116)	(16)	(625)	(348)
Net (loss) income	$(11,535)	$1,610	$(10,386)	$4,237

(Loss) earnings per share, basic	$(0.0053)	$0.0007	$(0.0048)	$0.0019
(Loss) earnings per ADS, basic	$(0.53)	$0.07	$(0.48)	$0.19
(Loss) earnings per share, diluted	$(0.0053)	$0.0007	$(0.0048)	$0.0019
(Loss) earnings per ADS, diluted	$(0.53)	$0.07	$(0.48)	$0.19

Shares used in calculating basic (loss) earnings per share	2,173,757,575	2,151,930,540	2,171,677,000	2,202,374,600
ADSs used in calculating basic (loss) earnings per ADS	21,737,576	21,519,305	21,716,770	22,023,746
Shares used in calculating diluted (loss) earnings per share	2,178,461,726	2,172,347,707	2,179,481,678	2,222,587,080
ADSs used in calculating diluted (loss) earnings per ADS	21,784,617	21,723,477	21,794,817	22,225,871

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	For the three months ended		For the nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Net income per share-basic
(Loss) income from continuing operations	(0.0053)	0.0007	(0.0045)	0.0021
Loss from discontinued operations	(0.0000)	(0.0000)	(0.0003)	(0.0002)
Net income	(0.0053)	0.0007	(0.0048)	0.0019
Net (loss) income per share-diluted
(Loss) Income from continuing operations	(0.0053)	0.0007	(0.0045)	0.0021
Loss from discontinued operations	(0.0000)	(0.0000)	(0.0003)	(0.0002)
Net (loss) income	(0.0053)	0.0007	(0.0048)	0.0019

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Summarized operating results from the discontinued operations included in the Company’s consolidated statements of operations are as follows for the three months and nine months ended September 30, 2007 and 2006.

	For the three months ended		For the nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Revenues	29	88	213	1,102

Loss before provision of income taxes from discontinued operations	(102)	(57)	(625)	(363)
Provision for income taxes	(14)	41	-	15
Loss from discontinued operations, net of tax	(116)	(16)	(625)	(348)
Reduction in net income per share of the Company – basic and diluted (ADS)	(0.01)	(0.00)	(0.03)	(0.02)

The use of non-GAAP financial measures:

To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and net income, including in this press release earnings before interest, taxes, depreciation and amortization, and before stock-based compensation expense (“adjusted EBITDA”), which are adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of these non-GAAP financial measures provides useful information to both management and investors by excluding certain expenses that are not related to the company’s operations. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

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Reconciliation of net income under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Net income	$-11,535	$1,610	$-10,386	$4,237
Add:
Interest expense	45	—	135	—
Income tax expense	-103	154	183	685
Depreciation and amortization	1,000	886	2,823	2,668
Non-cash stock compensation expense	213	158	592	387
Less:
Interest income	585	684	1,790	1,988

Adjusted EBITDA	$-10,965	$2,124	$-8,443	$5,989
Add:
Provision for goodwill impairment	9,614	—	9,614	—
Less:
Gain from disposal of subsidiary	33	—	33	—

Non-GAAP fully diluted losses	$-1,384	$2,124	$1,138	$5,989

For more information, please contact:

Christina Low F.S.

Investor Relations Officer

Tel: 8610-84555566 x5532

IR@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

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Exhibit 99.2

HURRAY! ANNOUNCES MERGER WITH ENLIGHT MEDIA

BEIJING, November 19, 2007 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in artist development, music production, wireless music distribution, and other wireless value-added services in China, announced today the signing of a definitive agreement to merge with Enlight Media Ltd. (“Enlight”), a leading private entertainment content production and distribution company in China, in an all stock transaction. After the transaction, the combined company will be renamed Hurray! Enlight Media Group.

Hurray! is a leading online distributor of music and music-related products such as ringtones, ringbacktones and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet. Hurray! is also a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment and Secular Bird. In addition, the company provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community and other media and entertainment services.

Enlight is one of the largest private entertainment program producers and publishers in China, producing four hours of daily entertainment news, music, fashion and reality shows. The programs are broadcast through more than 600 television channels in China, including one national digital pay-television channel. Enlight is also a leading event and concert organizer in China, organizing five annual entertainment award ceremonies covering the fields of music, television drama, fashion and modeling. As one of the largest movie and television drama companies in China, Enlight invested in and distributed five full length motion pictures and over 200 hours of television drama in 2007. It also maintains an entertainment video library with over 50,000 hours of content and a video website.

The combination of the two companies creates one of the largest domestically-based entertainment content and distribution companies in China, with a leading position in diversified areas, including entertainment content and music production, event organization, mobile gaming, artist agency, movie and television drama investment and distribution and wireless value-added services.

“This is a defining moment for Hurray!”, said QD Wang, the Founder and CEO of Hurray! “With our prior acquisitions of music and gaming companies, Hurray! has been transitioning from a pure SP company to an entertainment and media group, integrating content production and distribution. This merger with Enlight is definitely a key milestone in attaining that goal. I look forward to the new company’s sustainable and rapid development within China’s fast growing entertainment and media market”.

Changtian Wang, the Founder, Chief Executive Officer and President of Enlight, was also very excited about the merger. “The combined company platform presents excellent potential for growth. I am confident that the company is well-positioned to become the most influential media and entertainment company in the Chinese-speaking community. We believe that China has room for a huge domestic media giant such as Time Warner or News Corp. in the US, and we intend to fill that position”, he commented.

Under the agreement, which has been approved by both boards of directors, Enlight’s shareholders will receive Hurray! common shares equivalent of 15.74 million American Depositary Shares, representing a 42% stake in Hurray! on a pro-forma basis, in exchange for all the outstanding shares of Enlight. As part of the transaction, additional shares will be issued to the original Enlight shareholders if, during the period between the 6th month and 24th month anniversaries of the completion of the combination, the three-month average share price of the combined company exceeds specific price targets. At a three-month average price of $5.00, $7.00, $8.00 and $8.50 per American Depositary Share (each of which represents 100 ordinary shares), the common share equivalent of 1.35 million, 9.45 million, 6 million and 6.2 million American Depositary Shares will be issued, respectively. If all price targets are met, Enlight shareholders could own up to 65% of the combined company.

The combination is expected to close in the first quarter of 2008. The transaction is currently expected to be accretive to earnings in the first twelve months after closing.

Changtian Wang will become CEO and Chairman of the company. Sean Wang, President and CFO of Hurray!, will be co-President and CFO, and Xiaoping Li, Vice President of Enlight, will be co-President. The Board of Directors will have seven members, three of whom are expected to qualify as independent directors under the applicable NASDAQ rules.

China Renaissance Partners served as financial advisor to the transaction, and China eCapital Corporation advised Hurray! in this transaction.

Conference Call

The company will host a conference call to discuss this deal at:

Time:	09:00 pm Eastern Standard Time on November 19, 2007
or 10:00 am Beijing/Hong Kong Time on November 20, 2007

The dial-in number:	+1-800-510-9691 (US)
+1-617-614-3453 (International)
Password: 16418262

A replay of the call will be available from November 19, 2007 until November 25, 2007 as follows:

+1-888-286-8010 (US)
+1-617-801-6888 (international)
PIN number: 64655776

Additionally, a live and archived web cast of this call will be available at:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=187793&eventID=1678642 or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: possible difficulties that may be encountered in integrating the combined businesses; the risk that the expected benefits of the proposed combination may not be achieved in a timely manner or at all and that the combined company may not be able to achieve rapid and sustainable growth due to competitive, regulatory or other factors; the risk that the merger will not be accretive to the combined company’s results; uncertainty regarding future growth in China’s entertainment and media market; uncertainties as to the timing of the completion of the combination, including the risk that the closing conditions to the combination will not be satisfied for whatever reason; continued competitive pressures in China’s wireless value-added services and media markets; changes in technology and consumer demand in these markets; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Christina Low F.S.

Investor Relations Officer

Tel: 8610-84555566 x5532

IR@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

Exhibit 99.3

Execution Copy

SHARE PURCHASE AGREEMENT

dated as of November 19, 2007

by and among

Hurray! Holding Co., Ltd.

Changtian WANG

Yinglian DU

Delai LI

Xiaoping LI

Hongtian WANG

and

Enlight Media Limited

- i-	Share Purchase Agreement

3.04	Corporate Existence of Other Purchaser Group Companies.	14
3.05	Share Capital of the Other Purchaser Group Companies.	14
3.06	No Conflicts.	15
3.07	Governmental Approvals and Filings.	15
3.08	Books and Records.	16
3.09	Business or Condition.	16
3.10	Absence of Certain Changes.	16
3.11	Taxes.	17
3.12	Legal Proceedings.	18
3.13	Validity of Share Consideration.	18
3.14	SEC Filings and the Sarbanes-Oxley Act.	18
3.15	Compliance With Laws and Orders.	19
3.16	Investment Assets.	20
3.17	Intellectual Property Rights.	20
3.18	Contracts.	21
3.19	Employees; Labor Relations.	22
3.20	Loans.	23
3.21	Brokers.	23
3.22	No Undisclosed Liabilities.	23
3.23	Employee Incentive Plans	23
3.24	Related Party Transactions.	23
3.25	Control Agreements	23
3.26	Disclosure	23

ARTICLE IV COVENANTS OF COVENANTORS		24
4.01	Regulatory and Other Approvals	24
4.02	Investigation by Purchaser	24
4.03	No Solicitations	25
4.04	Conduct of Business	25
4.05	Certain Restrictions	25
4.06	Employee Matters	26
4.07	Tax Matters; Cooperation; Preparation of Returns; Tax Elections	27
4.08	Financial Accounts	27
4.09	Non-Violation	27
4.10	No Transfer by Selling Shareholders	28
4.11	Fulfillment of Conditions	28

ARTICLE V COVENANTS OF PURCHASER		28
5.01	Regulatory and Other Approvals	28
5.02	NASDAQ Listing	28
5.03	Authorized Shares	28
5.04	Investigation by Covenantors	29
5.05	No Solicitation	29
5.06	Conduct of Business	29
5.07	Certain Restrictions	29

- ii-	Share Purchase Agreement

5.08	Employee Matters	31
5.09	Tax Matters; Cooperation; Preparation of Returns; Tax Elections	31
5.10	Financial Accounts	31
5.11	Non-Violation	32
5.12	Directors and Officers Insurance	32
5.13	Employee Stock Option Plan	32
5.14	Share Buy Back	32
5.15	Fulfillment of Conditions	32

ARTICLE VI CONDITIONS TO OBLIGATIONS OF PURCHASER		33
6.01	Representations and Warranties	33
6.02	Performance	33
6.03	Closing Certificates	33
6.04	Orders and Laws	33
6.05	Governmental or Regulatory Consents and Approvals	33
6.06	Other Consents	33
6.07	No Material Adverse Effect	34
6.08	Ancillary Documents	34
6.09	Repayment of the Selling Shareholders’ Debt	34
6.10	Assets Impairment	34
6.11	Tax Liability.	34
6.12	Opinions of Counsel	34

ARTICLE VII CONDITIONS TO OBLIGATIONS OF SELLING SHAREHOLDERS		34
7.01	Representations and Warranties	34
7.02	Performance	34
7.03	Closing Certificates	35
7.04	Orders and Laws	35
7.05	Governmental or Regulatory Consents and Approvals	35
7.06	Other Consents	35
7.07	No Material Adverse Effect	35
7.08	Ancillary Documents	35
7.09	Opinions of Counsel	35
7.10	Directors and Executive Officers.	35

ARTICLE VIII SURVIVAL		36
8.01	Survival of Representations, Warranties, Covenants and Agreements of Covenantors	36
8.02	Survival of Representations, Warranties, Covenants and Agreements of Purchaser	36

ARTICLE IX INDEMNIFICATION		36
9.01	Indemnification.	36
9.02	Method of Asserting Claims.	38
9.03	Application of Indemnity	40

- iii-	Share Purchase Agreement

ARTICLE X TERMINATION		41
10.01	Termination	41
10.02	Termination Fees	42
10.03	Effect of Termination	42
10.04	Fiduciary Out	42

ARTICLE XI DEFINITIONS		43
11.01	Definitions	43

ARTICLE XII MISCELLANEOUS		50
12.01	Notices	50
12.02	Entire Agreement	51
12.03	Public Announcements	51
12.04	Confidentiality	52
12.05	Waiver	52
12.06	Amendment	52
12.07	No Third Party Beneficiary	53
12.08	No Assignment; Binding Effect	53
12.09	Enforcement of Agreement	53
12.10	Exercise of Purchaser’s Rights	53
12.11	Headings	53
12.12	Governing Law; Dispute Resolution	53
12.13	Invalid Provisions	54
12.14	Counterparts	54

- iv-	Share Purchase Agreement

SCHEDULES

Schedule 1: Allocation Schedule

Schedule 2: Seller Disclosure Schedule

Schedule 3: Purchaser Disclosure Schedule

- v-	Share Purchase Agreement

EXHIBITS

Exhibit A: Form of Director Indemnification Agreement

Exhibit B: Form of Shareholders Agreement

Exhibit C: Form of Registration Rights Agreement

Exhibit D: List of Nominated Officers

- vi-	Share Purchase Agreement

This SHARE PURCHASE AGREEMENT dated as of November 19, 2007 is made and entered into by and among Hurray! Holding Co., Ltd., a company incorporated and existing under the laws of the Cayman Islands (“Purchaser”), Enlight Media Limited, a company incorporated and existing under the laws of Hong Kong (the “Target”), Mr. Changtian WANG, a PRC citizen with PRC identification number 110104196504260417, Ms. Yinglian DU, a PRC citizen with PRC identification number 110108196709181822 (Mr. Changtian WANG and Ms. Yinglian Du collectively, the “Selling Shareholders”), Mr. Delai LI, a PRC citizen with PRC identification number 110108630521001, Ms. Xiaoping LI, a PRC citizen with PRC identification number 640202197410020085, and Mr. Hongtian WANG, a PRC citizen with passport/PRC identification number 210222197306201754 (together with the Target and the Selling Shareholders, the “Covenantors”). Capitalized terms not otherwise defined herein have the meanings set forth in ARTICLE 11.01.

WHEREAS, as of the date hereof, Mr. Changtian WANG and Ms. Yinglian DU collectively own 10 ordinary shares, par value HK$1.00 per share, of the Target (the “Offered Shares”);

WHEREAS, Selling Shareholders desire to sell or cause to be sold, and Purchaser desires to purchase, the Offered Shares on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

SALE OF SHARES AND CLOSING

1.01 Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, the Selling Shareholders agree to sell to Purchaser, and Purchaser agrees to purchase from the Selling Shareholders, all of the right, title and interest in and to the Offered Shares free and clear of all Encumbrance, for total consideration consisting of the following Initial Share Consideration and Earn-Out Considerations:

(a) Purchaser shall issue 1,574,000,000 Ordinary Shares (the “Initial Share Consideration”) at the First Closing Date to the Covenantors other than the Target, based on the allocation thereof as set forth on Schedule 1.

(b) In the event that the simple average daily closing trading price of each American Depositary Share of the Purchaser (the “ADS”) within any consecutive ninety (90) calendar days during the period starting from 180th day continuing to and including the 720th day after the First Closing (the “Earn-Out Period”) is (i) equal to or higher than US$5.00 but below US$7.00 (“Earn-Out Target I”), (ii) equal to or higher than US$7.00 but below US$8.00 (“Earn-Out Target II”), (iii) equal to or higher than US$8.00 but below US$8.50 (“Earn-Out Target III”), or (iv) equal to or higher than US$8.50 (“Earn-Out Target IV”, and together with Earn-Out Target I, Earn-Out Target II and Earn-Out Target III, the “Earn-Out Targets” and each, an “Earn-Out Target”), Purchaser shall

- 1 -	Share Purchase Agreement

issue an aggregate of 135,000,000, 1,080,000,000, 1,680,000,000 or 2,300,000,000 Ordinary Shares (each, an “Earn-out Share Consideration”) to the Covenantors other than the Target pro rata based on Schedule 1 and in accordance with ARTICLE 1.03 below. For the avoidance of doubt, following the delivery of any Earn-out Share Consideration in connection with the attainment of any Earn-Out Target (other than Earn-Out Target IV), in the event that a higher Earn-Out Target is satisfied, subject to the terms and conditions hereto, Purchaser shall deliver to the Covenantors other than the Target such amount of Earn-out Share Consideration, pro rata based on Schedule 1, so that the aggregate Earn-out Share Consideration received by the Covenantors other than the Target shall correspond to such higher Earn-Out Target.

1.02 First Closing. Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to ARTICLE X, and subject to the satisfaction or waiver of the relevant conditions set forth in ARTICLE VI and ARTICLE VII, the closing of the transactions contemplated under ARTICLE 1.01(a) (the “First Closing”) will take place at the offices of Milbank, Tweed, Hadley & McCloy LLP at Units 05-06, 15th Floor, Tower 2, China Central Place, 79 Jianguo Road, Chao Yang District, Beijing 100025, People’s Republic of China, or at such other place as Purchaser and the Covenantors mutually agree, at 4:00 p.m. local time on the fifth Business Day after all of the conditions set forth in ARTICLE VI and ARTICLE VII have been either satisfied or waived (or any other day as may be mutually agreed by Purchaser and Covenantors) (the “First Closing Date”).

(a) At the First Closing, each Selling Party will deliver to Purchaser:

(i) a certificate that the representations and warranties made by the Covenantors in ARTICLE II of this Agreement are true and correct on the First Closing Date except to the extent they expressly refer to another time or period;

(ii) a certificate that each Selling Party has performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by each Selling Party at or before the First Closing;

(iii) certified copies of all consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority, if any, which are necessary to permit each Selling Party to perform its obligations under this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby and which have been obtained, made or given;

(iv) the originals of each of the Ancillary Documents executed by each Selling Party to which it is going to be a party and a copy of all the Structure Agreements;

(v) updated share registries or share certificates evidencing the Offered Shares it owns, duly endorsed in blank, or accompanied by share transfer forms duly executed in blank and with any required share transfer tax stamps affixed (the cost of which stamps, if any, shall be borne by the Selling Shareholders) and all necessary documents, duly executed where so required,

- 2 -	Share Purchase Agreement

to enable title in such Offered Shares to pass fully and effectively into the name of Purchaser, provided that such share certificates and share transfer forms shall have been delivered by Selling Shareholders to Hogan & Hartson LLP, the US counsel to the Covenantors upon execution of this Agreement in escrow for delivery at First Closing; and

(vi) all other documents, instruments and writings required to have been delivered at or prior to the First Closing Date by such Selling Party pursuant to this Agreement.

(b) At the First Closing, Purchaser will deliver to the Covenantors:

(i) a certificate that the representations and warranties made by Purchaser in ARTICLE III of this Agreement are true and correct on the First Closing Date except to the extent they expressly refer to another time or period;

(ii) a certificate that Purchaser has performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the First Closing;

(iii) certified copies of all consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority, if any, which are necessary to permit Purchaser to perform its obligations under this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby and which have been obtained, made or given;

(iv) the Initial Share Consideration, including (i) true copies of the register of members of Purchaser evidencing the issuance to the Covenantors other than the Target and registration in the name of the Covenantors other than the Target in respect of the Initial Share Consideration, and (ii) share certificates issued in the name of the Covenantors other than the Target evidencing such issuance;

(v) the originals of each of the Ancillary Documents executed by the Purchaser to which it is going to be a party; and

(vi) all other documents, instruments and writings required to have been delivered at or prior to the First Closing Date by Purchaser pursuant to this Agreement.

1.03 Earn-Out Closings. Unless otherwise required by any applicable Laws or Orders, the delivery of any Earn-out Share Consideration provided under ARTICLE 1.01(b) (each, an “Earn-Out Closing”) will take place at the offices of Milbank, Tweed, Hadley & McCloy LLP at Units 05-06, 15th Floor, Tower 2, China Central Place, 79 Jianguo Road, Chao Yang District, Beijing 100025, People’s Republic of China, or at such other place as Purchaser and the Covenantors mutually agree, at 4:00 p.m. local time on the fifth Business Day after the Calculation Statement evidencing the satisfaction of any Earn-Out Target is confirmed by all parties pursuant to ARTICLE 11.01(a) (each, an “Earn-Out Closing Date”).

(a) At each Earn-Out Closing, Purchaser shall deliver to each Selling Shareholder his or her pro rata portion of the corresponding Earn-Out Share Consideration (or, in the event of an Earn-Out Closing in connection with the attainment of any

- 3 -	Share Purchase Agreement

higher Earn-Out Target following a previous Earn-Out Closing, such amount of Earn-out Share Consideration which, together with all Earn-out Share Consideration already received by such Selling Shareholder, would be equal to the aggregate amount of Earn-out Share Consideration corresponding to such higher Earn-Out Target) in accordance with ARTICLE 1.01(b) hereof, including (i) true copies of the register of members of Purchaser evidencing the issuance to the Covenantors other than the Target and registration in the name of the Covenantors other than the Target in respect of the Earn-Out Share Consideration, and (ii) share certificates issued in the name of the Covenantors other than the Target evidencing such issuance.

1.04 Cash Distribution. Prior to or upon First Closing, the Target may declare dividends in such an amount (“Dividend Amount”) that after withholding and deducting the PRC individual income tax liability of the Selling Shareholders payable upon the Dividend Amount, the Selling Shareholders will be entitled to a net amount of RMB 56,918,000, which will be paid by the Target by way of a discharge of the Selling Shareholders’ Debt.

1.05 Change of Name. Upon the First Closing, the parties hereto agree to take all necessary and appropriate actions to change the name of the Purchaser to Hurray! Enlight Media Group Ltd. in English and in Chinese.

1.06 Further Assurances. At any time or from time to time after the Fist Closing, each of the parties hereto shall, at the expense of the party making such request, execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Laws, to fulfill its obligations under this Agreement and any Ancillary Document.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COVENANTORS

The Covenantors, jointly and severally, represent and warrant to Purchaser as of the date hereof and as of First Closing Date:

2.01 Power and Authority. Each of the Covenantors has full individual or corporate power and authority to execute and deliver this Agreement, the Ancillary Documents and each other agreement, document, instrument or certificate contemplated hereby to be executed or delivered by such Selling Party in connection herewith, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, including without limitation the power and authority to own, hold, sell and transfer (pursuant to this Agreement) the Offered Shares to be sold by it hereunder.

2.02 Execution and Delivery. The execution and delivery by each Selling Party that is not an individual of this Agreement and each of the Ancillary Documents and the performance by each Selling Party of its obligations hereunder and thereunder have been duly and validly authorized by all necessary corporate action on the part of such Selling Party. This Agreement has been, and each of the Ancillary Documents will be, when delivered to Purchaser, duly executed and delivered by each Selling Party and

- 4 -	Share Purchase Agreement

(assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Ancillary Documents when so executed and delivered will constitute, legal, valid and binding obligations of each Selling Party, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

2.03 Corporate Existence of the Target. The Target is a corporation validly existing under the Laws of Hong Kong, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. The Target is duly qualified, licensed or admitted to do business in each jurisdiction in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary. Covenantors have made available to Purchaser prior to the execution of this Agreement complete and correct copies of the organizational documents of Covenantors.

2.04 Share Capital of the Target. The authorized share capital of the Target shall consist solely of 1000 ordinary shares with a par value of HK$1.00 per ordinary share, of which only the Offered Shares have been issued and are outstanding. The Offered Shares have been duly authorized, validly issued and fully paid. The Selling Shareholders own the Offered Shares beneficially and of record, free and clear of all Encumbrance. Each of the Selling Shareholders has power and authority to sell, transfer, assign and deliver such Offered Shares as provided in this Agreement, and such delivery will convey to Purchaser valid title to such Offered Shares, free and clear of any Encumbrance. There are no outstanding Options with respect to any shares of the Target or other rights, arrangements, agreements or commitments to which the Target is a party or by which the Target is bound relating to the issued or unissued shares of capital stock of the Target.

2.05 Corporate Existence of Other Group Companies. Each of the Group Companies (other than the Target) is a corporation or company duly organized or formed, validly existing and (to the extent the concept of good standing exists in the applicable jurisdiction) in good standing under the laws of the jurisdiction of its organization or formation and has all requisite corporate power and authority to own, use and lease its Assets and Properties. Each of the Group Companies (other than the Target) is duly qualified, licensed or admitted to do business in each jurisdiction in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except where the failure to be so qualified, licensed or admitted to do business would not result, or be reasonably expected to result, in a Material Adverse Effect on the Group Companies.

2.06 Share Capital of the Other Group Companies.

(a) The Seller Disclosure Schedule as set forth in the Schedule 2 hereof lists for each Group Company its jurisdiction of organization or formation, the amount of its authorized capital stock or its equivalent, the amount of its outstanding capital stock or its equivalent, and the record owners of such outstanding capital stock or its equivalent. As of the date hereof and as of the First Closing Date, except as disclosed in the Seller Disclosure Schedule, all the outstanding shares of capital stock or its equivalent

- 5 -	Share Purchase Agreement

of each Group Company (other than the Target) have been duly authorized and validly issued, are fully paid and nonassessable, and are free of preemptive rights. Except as disclosed in the Seller Disclosure Schedule and as contemplated by the Structure Agreements, there are no outstanding Options or other rights, arrangements, agreements or commitments to which any Group Company (other than the Target) is a party or by which such Group Company is bound relating to the issued or unissued shares of capital stock of such Group Company.

(b) Except as disclosed in the Seller Disclosure Schedule and as contemplated by the Structure Agreements, there are no outstanding contractual obligations of Group Companies (other than the Target) (A) restricting the transfer of, (B) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, or (C) granting any preemptive right with respect to, any equity interests in any such Group Company.

(c) Except as disclosed in the Seller Disclosure Schedule and as contemplated by the Structure Agreements, no Group Company (other than the Target) is a party to any agreement that grants any third party (including any other Group Company) any rights with respect to the corporate governance or the profits (or a portion thereof) of such Group Company, including inter-company agreements, silent partnership agreements and similar agreements.

2.07 No Conflicts. Except as disclosed in the Seller Disclosure Schedule, the execution and delivery by each Selling Party of this Agreement and Ancillary Documents does not, and the performance by each Selling Party of its obligations under this Agreement and Ancillary Documents and the consummation of the transactions contemplated hereby and thereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the organizational documents of any Selling Party;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in the Seller Disclosure Schedule, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to any Selling Party or any Group Company or any of their respective Assets and Properties where such violation or breach would result, or would reasonably be expected to result, in a Material Adverse Effect on the Group Companies; or

(c)(i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require any Selling Party or Group Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Encumbrance upon any Selling Party or Group Company or any of their respective Assets and Properties under, any material Contract or License to which any Selling Party or Group Company is a party or by which any of them or any of their respective Assets and Properties is bound, except where such conflict, violation, breach, default, requirement, giving of right or creation or imposition of Encumbrance would result, or be reasonably expected to result, in a Material Adverse Effect on the Group Companies.

- 6 -	Share Purchase Agreement

2.08 Governmental Approvals and Filings. Except as disclosed in the Seller Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of any Selling Party or Group Company is required in connection with the execution, delivery and performance of this Agreement and Ancillary Documents or the consummation of the transactions contemplated hereby and thereby.

2.09 Books and Records. The Covenantors have made available to Purchaser prior to the execution of this Agreement complete and correct copies of the organizational documents of each of the Group Companies. The minute books and other similar records of the each of the Group Companies as made available to Purchaser prior to the execution of this Agreement contain a true and complete record, in all material respects, of all actions taken at all meetings and by written consents in lieu of meetings of the stockholders or the boards of directors of each of the Group Companies as required by applicable Laws. The shareholders register of the each of the Group Companies as made available to Purchaser prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement of the share capital of each of the Group Companies as required by applicable Laws.

2.10 Financial Statements and Condition.

(a) Prior to the execution of this Agreement, the Covenantors have made available to Purchaser true and complete copies of the audited consolidated balance sheet of the Target as of December 31, 2006, and the related audited consolidated statements of operations, stockholders’ equity and cash flows for the fiscal year then ended, and unaudited balance sheet of the Target as of September 30, 2007 (the “Balance Sheet Date”), and the related consolidated statements of operations, stockholders’ equity and cash flows for the period then ended (collectively, the “Financial Statements”), together with a true and correct copy of the unqualified opinion on such audited information by the Accountant. Except as set forth in the notes thereto, such Financial Statements were prepared in accordance with U.S. GAAP and fairly present in all material respects the consolidated financial condition and results of operations of the Target as of the date thereof and for the period covered thereby.

(b) Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date or as disclosed in the Seller Disclosure Schedule, since Balance Sheet Date until the date hereof, the Business of the Target and the Group Companies has been operated in all material respects in the ordinary course and, to the best knowledge of the Covenantors, there has not been any change in the Business or Condition of the Target or any Group Company that (i) has resulted in, or would reasonably be expected to cause, more than US$1,000,000 in Losses or Liabilities to the Target or any Group Company, or (ii) has or would otherwise reasonably be expected to have a Material Adverse Effect on the Group Companies.

- 7 -	Share Purchase Agreement

2.11 Absence of Certain Changes. Except as set forth in the Seller Disclosure Schedule, the Business has been conducted only in the ordinary course consistent with past practice in all material respects. Without limiting the generality of the foregoing, except as set forth in the Seller Disclosure Schedule and as otherwise contemplated by this Agreement, since the Balance Sheet Date there has not been:

(a) any material damage, destruction or loss (whether or not covered by insurance) affecting the business or assets of the Group Companies, individually or taken as a whole;

(b) any sale, purchase, option, subscription, warrant, call, commitment or agreement of any character granted or made by any of the Group Companies in respect of its capital stock or other equity interests;

(c) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of any Group Company or any repurchase, redemption or other acquisition by any Group Company of any outstanding shares of capital stock or other securities of, or other ownership interest in, any Group Company;

(d) any material loans, advances or capital contributions to, or investments in, any Person or payment of any fees or expenses to any Selling Party or any Affiliate of any Selling Party;

(e) any acquisition of assets or other disposition of assets by any of the Group Companies, excluding (i) any single acquisition or disposition of assets which does not exceed US$500,000, (ii) one or more acquisitions or dispositions of assets the aggregate value of which does not exceed US$1,000,000 and (iii) acquisitions of assets in the ordinary course of business and capital expenditures;

(f) any merger or consolidation by any of the Group Companies with any Person;

(g) capital expenditures by any of the Group Companies, which in the aggregate exceed US$500,000;

(h) any incurrence, assumption or guarantee of any Indebtedness for borrowed money by any of the Group Companies other than inter-company loans from any of the Covenantors or their subsidiaries in the ordinary course of business;

(i) any Encumbrance of material assets of any of the Group Companies;

(j) any loan made by any of the Group Companies to any director, officer or other member of senior management of any of the Group Companies other than travel and business expense advances which in the aggregate exceed US$100,000;

(k) any agreement or commitment by any of the Group Companies to do any of the foregoing.

- 8 -	Share Purchase Agreement

2.12 Taxes.

(a) Except as disclosed in the Seller Disclosure Schedule, as of the date hereof, each Group Company has filed all Tax returns and reports required to be filed by such Group Company, or requests for extensions to file such returns or reports have been timely filed or granted and have not expired. As of the date hereof, each Group Company has paid all undisputed Taxes shown as due on such Tax returns and reports, and have made adequate provision for all Taxes not yet due and payable in the Financial Statements.

(b) Except as disclosed in the Seller Disclosure Schedule, all Taxes required to have been withheld by any Group Company have been withheld and paid over to the appropriate Governmental or Regulatory Authority.

(c) Except as disclosed in the Seller Disclosure Schedule, no examination or audit of any Tax return relating to any Taxes of any Group Company or with respect to any Taxes due from or with respect to any Group Company by any Governmental or Regulatory Authority is currently in progress or, to the best knowledge of the Covenantors, threatened or contemplated. No assessment of Tax has been proposed in writing against any Group Company or any of their Assets and Properties and to the best knowledge of the Covenantors there are no grounds for any such assessment. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to any Group Company for any taxable period.

2.13 Legal Proceedings. As of the date hereof, except as disclosed in the Seller Disclosure Schedule:

(a) there are no Actions or Proceedings pending or, to the best knowledge of the Covenantors, threatened seeking to restrain, adjourn or otherwise prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement; and

(b) there are no Actions or Proceedings pending or, to the best knowledge of the Covenantors, threatened against, relating to or affecting any Group Company or any of its respective Assets and Properties that would have a Material Adverse Effect on the Group Companies.

2.14 Compliance With Laws and Orders.

(a) Except as disclosed in the Seller Disclosure Schedule, none of the Group Companies is in violation of or in default under any Law or Order applicable to the Business or any Group Company, except where such violation or default would not result, or be reasonably expected to result, in a Material Adverse Effect on the Group Companies.

(b)(i) Each of the Group Companies has all Licenses and other authorizations of or from all Governmental or Regulatory Authorities that are necessary in the conduct of the Business as presently being conducted, (ii) such Licenses and other authorizations are in full force and effect and (iii) no violations or claimed violations are pending before any Governmental or

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Regulatory Authority with respect to such Licenses and other authorizations nor, to the best knowledge of the Covenantors, threatened, to suspend, revoke, revise, limit, restrict or terminate any such License or other authorizations or declare any such License or other authorizations invalid, except any such violation or claimed violation as would not, in the aggregate with all others, reasonably be expected to result in a loss, cost or expense to any Group Company in excess of US$500,000.

2.15 Investment Assets. As of the date hereof, the Seller Disclosure Schedule lists each Investment Asset in excess of US$500,000 held by any Group Company in any Person which is not a Group Company. Except as disclosed in the Seller Disclosure Schedule, as of the date hereof, all such Investment Assets listed on the Seller Disclosure Schedule are owned by the Group Companies and are free and clear of all Encumbrance.

2.16 Intellectual Property Rights. Except as disclosed in the Seller Disclosure Schedule, (i) all registrations with and applications to Governmental or Regulatory Authorities in respect of all Intellectual Property owned by the Group Companies that is material to the Business or Condition of the Group Companies, taken as a whole, are valid and in full force and effect and all fees and renewal fees payable in respect of such registrations and applications have been duly paid, and (ii) the execution of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby do not trigger any restrictions on the direct or indirect transfer of any Contract, or any interest therein, held by the Group Companies in respect of all Intellectual Property owned or used by them that is material to the Business or Condition of the Group Companies, taken as a whole. Except as disclosed in the Seller Disclosure Schedule, no Group Company has received any written notice that any Group Company is infringing any Intellectual Property of any other Person, no claim to such effect is pending and has not been resolved and no Group Company is infringing any Intellectual Property of any other Person except where such infringement or claim would not cause, or be reasonably expected to cause, more than US$1,000,000 in Losses or Liabilities to the Target or any Group Company.

2.17 Contracts.

(a) The Seller Disclosure Schedule contains a true and complete list of each of the following Contracts to which any Group Company is a party or by which any of their respective Assets and Properties is bound (collectively, the “Seller Material Contracts”):

(i) Contracts with individuals or employees that involve consideration in excess of US$100,000 annually providing for a commitment of employment or consultation services for a specified or unspecified term, and Contracts relating to employment or termination of employment of each member of senior management of the Target;

(ii) Contracts relating to Indebtedness of any Group Company in excess of US$100,000;

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(iii) Contracts with distributors or suppliers or customers that involve a binding payment or obligation by or to any Group Company of more than US$100,000 for the year 2005 and 2006;

(iv) Contracts which any Group Company has entered into otherwise than by way of bargain at arm’s length involving consideration in excess of US$100,000;

(v) Contracts which involve any Group Company assigning part of its business lines or which contain covenants that materially limit the freedom of any Group Company to engage in the Business;

(vi) any Contract involving transfer of shares or ownership interest, or acquisition or divestiture of any assets (including, without limitation, any Intellectual Property), or purchase or investment in any partnership, joint venture or strategic alliance, by or of Target and/or any Group Company;

(vii) Contracts which provide for any exclusive licenses being granted to third parties (including any shareholders of any Group Company or any shareholders of Persons in which any Group Company owns any Investment Assets listed in the Seller Disclosure Schedule) with regard to Intellectual Property rights entered into since the beginning of the calendar year 2006; and

(viii) Contracts which involve any exclusive sales arrangements such as, but not limited to, agreements which grant to a third Person (including any shareholders of any Group Company or any shareholders of Persons in which any Group Company owns any Investment Assets listed in the Seller Disclosure Schedule) the exclusive right to produce, distribute or sell products or programs of Group Companies.

(b) Except as disclosed in the Seller Disclosure Schedule, as of the date hereof, none of the Contracts disclosed in the Seller Disclosure Schedule has been terminated in accordance with its terms prior to the expiration of the agreed minimum term by any party thereto and thereafter such party has ceased all substantive business dealings with any Group Company for at least two months. Except as disclosed in the Seller Disclosure Schedule, no Group Company or any other party to such Contract, is in material violation or breach of or default under any such Contract.

2.18 Employees; Labor Relations.

(a) As of the date hereof, except as disclosed in the Seller Disclosure Schedule, there are no disputes pending or, to the best knowledge of Covenantors, threatened in writing between any Group Company and any trade union or other representatives of its employees. As of the date hereof, the Seller Disclosure Schedule contains a true and complete list of all collective bargaining agreements in effect between each Group Company and labor unions and each of their expiration dates.

(b) Each Group Company (i) is in compliance with all Laws in all material respects relating to their respective employees, consultants, dispatched, subcontracted or outsourced workers and independent contractors, including, but not limited to, all such

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Laws, Contracts, policies or plans relating to wages, hours, collective bargaining, compensation, benefits, terms and conditions of employment, termination of employment, employment discrimination, immigration, disability, civil rights, occupational safety and health, workers’ compensation, pay equity, collection and payment of withholding and/or social contribution taxes and similar Taxes, national pension, national medical insurance, worker’s compensation insurance, unemployment insurance and other mandatory social security matters, and (ii) are not engaged, in any material respect, in any unfair labor practice or discriminatory employment practice that is prohibited by applicable Laws.

2.19 Loans. Except as disclosed in the Seller Disclosure Schedule, none of the Group Companies has, directly or indirectly: (A) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Selling Shareholders and the Group Companies, or to or for any family member or Affiliate of any director or executive officer of the Selling Shareholders and the Group Companies; or (B) made any material modification, including any renewal thereof, to any term of any personal loan to any director or executive officer of the Selling Shareholders and the Group Companies, or any family member or Affiliate of any director or executive officer, which loan was outstanding as of the date hereof.

2.20 Brokers. Except for CRP Holdings Limited, whose fees, commissions and expenses are the sole responsibility of the Covenantors, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Covenantors directly with Purchaser without the intervention of any Person on behalf of the Covenantors in such manner as to give rise to any valid claim by any Person against Purchaser or any Group Company for a finder’s fee, brokerage commission or similar payment.

2.21 No Undisclosed Liabilities. Except as disclosed in the Seller Disclosure Schedule, no Group Company has any Liabilities except for Liabilities reflected or reserved against in the Financial Statements and Liabilities incurred in the ordinary course of business since the Balance Sheet Date.

2.22 Employee Incentive Plans. Except for the employee incentive plans disclosed in the Seller Disclosure Schedule, no Group Company has, or is proposing to introduce, any employee stock options or other employee incentive plans to that effect.

2.23 Related Party Transactions. Except as disclosed in the Seller Disclosure Schedule and as contemplated by the Structure Agreements, (i) none of the Group Companies is indebted to or has outstanding any Liability of, either directly or indirectly, any Related Party in any amount whatsoever, other than for payment of salary for services rendered and reasonable expenses, (ii) no Related Party is indebted to any of the Group Companies or has any direct or indirect ownership interest (other than as a result of any ownership interest held in the Target) in any of the Group Companies, (iii) no Related Party has any direct or indirect ownership interest, or contractual relationship, with any Person with which any of Group Companies has a business relationship or any Person which, directly or indirectly, competes with any of the Group Companies, and (iv) no Related Party is, directly or indirectly, a party to or otherwise an interested party with respect to any Contract (or, to the best knowledge of any Selling Party, any oral Contract) with any Group Company.

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2.24 Structure Agreements.

(a) The Seller Disclosure Schedule sets forth all of the Structure Agreements, which constitute all of the agreements, contracts and instruments enabling the Target to control and consolidate with its financial statements each other Group Company.

(b) None of the Group Companies are currently prohibited, directly or indirectly, from paying any consultation or service fees or other distributions, or from making any other distribution on their equity interest; all consultation or service fees and other distributions payable on the equity interests in the Group Companies may be converted into foreign currency that may be freely transferred out of the PRC, Hong Kong, or the Cayman Islands in each case without the necessity of obtaining any consent, permits, approvals or confirmations from any Government in the PRC, Hong Kong, or the Cayman Islands, except such as have been obtained.

(c) Each of the Group Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) access to assets is permitted only in accordance with management’s general or specific authorization and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

2.25 Disclosure. The Covenantors and the Group Companies have fully provided Purchaser with all the information that Purchaser has reasonably requested. None of this Agreement, the Ancillary Documents or any other statements or certificates or other materials made or delivered, or to be made or delivered to Purchaser in connection herewith or therewith, contains any untrue statement of a material fact regarding the Group Companies or the Covenantors or omits to state such a material fact necessary to make the statements herein or therein not misleading. To the best of knowledge of the Covenantors and the Group Companies, no information or materials provided by the Group Companies or the Covenantors to Purchaser in connection with its due diligence investigation of the Group Companies or the negotiation and execution of this Agreement or in any Ancillary Documents contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances in which they are made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Covenantors as follows:

3.01 Corporate Existence. Purchaser is a corporation validly existing and in good standing under the Laws of the Cayman Islands. Purchaser has full corporate power and authority to (i) execute and deliver this Agreement, the Ancillary Documents and each other agreement, document, instrument or certificate contemplated hereby or to be executed and delivered herewith, and

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(ii) perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the issuance of the Initial Share Consideration and the Earn-out Share Consideration, to be issued by it hereunder.

3.02 Authority. The execution and delivery by Purchaser of this Agreement and Ancillary Documents, and the performance by Purchaser of its obligations hereunder, have been duly and validly authorized by Purchaser and no other action on the part of Purchaser or its equity holders is necessary. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

3.03 Share Capital of the Purchaser. The authorized share capital of the Purchaser consists solely of 5,000,000,000 Ordinary Shares with a par value of US$0.00005 per share, of which 2,173,731,040 Ordinary Shares have been issued and are outstanding as of June 1, 2007. Except as disclosed in the Purchaser Disclosure Schedule as set forth on Schedule 3 hereof and as contemplated by the Control Agreements, there are no outstanding Options with respect to any shares of the Purchaser or other rights, arrangements, agreements or commitments to which the Purchaser is a party or by which the Purchaser is bound relating to the issued or unissued shares of capital stock of the Purchaser.

3.04 Corporate Existence of Other Purchaser Group Companies. Each of the Purchaser Group Companies (other than the Purchaser) is a corporation or company duly organized or formed, validly existing and (to the extent the concept of good standing exists in the applicable jurisdiction) in good standing under the laws of the jurisdiction of its organization or formation and has all requisite corporate power and authority to own, use and lease its Assets and Properties. Each of the Purchaser Group Companies (other than the Purchaser) is duly qualified, licensed or admitted to do business in each jurisdiction in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except where the failure to be so qualified, licensed or admitted to do business would not result, or be reasonably expected to result, in a Material Adverse Effect on the Purchaser Group Companies.

3.05 Share Capital of the Other Purchaser Group Companies.

(a) The Purchaser Disclosure Schedule lists for each Purchaser Group Company its jurisdiction of organization or formation, the amount of its authorized capital stock or its equivalent, the amount of its outstanding capital stock or its equivalent, and the record owners of such outstanding capital stock or its equivalent. As of the date hereof and as of the First Closing Date, except as disclosed in the Purchaser Disclosure Schedule, all the outstanding shares of capital stock or its equivalent of each Purchaser Group Company (other than the Purchaser) have been duly authorized and validly issued, are fully paid and nonassessable, and are free of preemptive rights. Except as disclosed in the Purchaser Disclosure Schedule and as contemplated by the Control Agreements, there are no outstanding Options or other rights, arrangements, agreements or commitments to which any Purchaser Group Company (other than the Purchaser) is a party or by which such Purchaser Group Company is bound relating to the issued or unissued shares of capital stock of such Purchaser Group Company.

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(b) Except as disclosed in the Purchaser Disclosure Schedule and as contemplated by the Control Agreements, there are no outstanding contractual obligations of the Purchaser Group Companies (other than the Purchaser) (A) restricting the transfer of, (B) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, or (C) granting any preemptive right with respect to, any equity interests in any such Purchaser Group Company.

(c) Except as disclosed in the Purchaser Disclosure Schedule and as contemplated by the Control Agreements, no Purchaser Group Company (other than the Purchaser) is a party to any agreement that grants any third party (including any other Purchaser Group Company) any rights with respect to the corporate governance or the profits (or a portion thereof) of such Purchaser Group Company, including inter-company agreements, silent partnership agreements and similar agreements.

3.06 No Conflicts. Except as disclosed in the Purchaser Disclosure Schedule, the execution and delivery by Purchaser of this Agreement and the Ancillary Documents do not, and the performance by Purchaser of its obligations under this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the organizational documents of Purchaser;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in the Purchaser Disclosure Schedule, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Purchaser or any of its Assets and Properties where such violation or breach would result, or would reasonably be expected to result, in a Material Adverse Effect on the Purchaser Group Companies; or

(c)(i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Encumbrance upon Purchaser or any of its Assets and Properties under, any Contract or License to which Purchaser is a party or by which any of its Assets and Properties is bound, except where such conflict, violation, breach, default, requirement, giving of right or creation or imposition of Encumbrance would result, or be reasonably expected to result, in a Material Adverse Effect on the Purchaser Group Companies.

3.07 Governmental Approvals and Filings. Except as disclosed in the Purchaser Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

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3.08 Books and Records. The Purchaser has made available to the Covenantors prior to the execution of this Agreement complete and correct copies of the organizational documents of each of the Purchaser Group Companies. The minute books and other similar records of the each of the Purchaser Group Companies as made available to the Covenantors prior to the execution of this Agreement contain a true and complete record, in all material respects, of all actions taken at all meetings and by written consents in lieu of meetings of the stockholders, the boards of directors and committees of the boards of directors of each of the Purchaser Group Companies as required by applicable Laws. The shareholders register of the each of the Purchaser Group Companies as made available to the Covenantors prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement of the share capital of each of the Purchaser Group Companies as required by applicable Laws.

3.09 Business or Condition. Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date or as disclosed in the Purchaser Disclosure Schedule, since Balance Sheet Date until the date hereof, the business of the Purchaser Group Companies has been operated in all material respects in the ordinary course and, to the best knowledge of the Purchaser, there has not been any change in the Business or Condition of the Purchase or any Purchaser Group Company that (i) has resulted in, or would reasonably be expected to cause, more than US$1,000,000 in Losses or Liabilities to the Purchaser or any Purchaser Group Company, and (ii) has or would reasonably be expected to have a Material Adverse Effect on the Purchaser Group Companies.

3.10 Absence of Certain Changes. Except as set forth in the Purchaser Disclosure Schedule, the business of the Purchaser Group Companies has been conducted only in the ordinary course consistent with past practice in all material respects. Without limiting the generality of the foregoing, except as set forth in the Purchaser Disclosure Schedule and as otherwise contemplated by this Agreement, since the Balance Sheet Date there has not been:

(a) any material damage, destruction or loss (whether or not covered by insurance) affecting the business or assets of the Purchaser Group Companies, individually or taken as a whole;

(b) any sale, purchase, option, subscription, warrant, call, commitment or agreement of any character granted or made by any of the Purchaser Group Companies in respect of its capital stock or other equity interests;

(c) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of any Purchaser Group Company or any repurchase, redemption or other acquisition by any Purchaser Group Company of any outstanding shares of capital stock or other securities of, or other ownership interest in, any Purchaser Group Company;

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(d) any material loans, advances or capital contributions to, or investments in, any Person or payment of any fees or expenses to any shareholder of the Purchaser or any Affiliate of any shareholder of the Purchaser;

(e) any acquisition of assets or other disposition of assets by any of the Purchaser Group Companies, excluding (i) any single acquisition or disposition of assets which does not exceed US$500,000, (ii) one or more acquisitions or dispositions of assets the aggregate value of which does not exceed US$1,000,000 and (iii) acquisitions of assets in the ordinary course of business and capital expenditures;

(f) any merger or consolidation by any of the Purchaser Group Companies with any Person;

(g) capital expenditures by any of the Purchaser Group Companies, which in the aggregate exceed US$500,000;

(h) any incurrence, assumption or guarantee of any Indebtedness for borrowed money by any of the Purchaser Group Companies other than inter-company loans from any of the shareholders of the Purchaser or their subsidiaries in the ordinary course of business;

(i) any Encumbrance of material assets of any of the Purchaser Group Companies;

(j) any loan made by any of the Purchaser Group Companies to any director, officer or other member of senior management of any of the Purchaser Group Companies other than travel and business expense advances which in the aggregate exceed US$100,000;

(k) any agreement or commitment by any of the Purchaser Group Companies to do any of the foregoing.

3.11 Taxes.

(a) Except as disclosed in the Purchaser Disclosure Schedule, as of the date hereof, each Purchaser Group Company has filed all Tax returns and reports required to be filed by such Purchaser Group Company, or requests for extensions to file such returns or reports have been timely filed or granted and have not expired. As of the date hereof, each Purchaser Group Company has paid all undisputed Taxes shown as due on such Tax returns and reports, and have made adequate provision for all Taxes not yet due and payable in the consolidated financial statements of Purchaser included in the Purchaser SEC Documents.

(b) Except as disclosed in the Purchaser Disclosure Schedule, all Taxes required to have been withheld by any Purchaser Group Company have been withheld and paid over to the appropriate Governmental or Regulatory Authority.

(c) Except as disclosed in the Purchaser Disclosure Schedule, no examination or audit of any Tax return relating to any

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Taxes of any Purchaser Group Company or with respect to any Taxes due from or with respect to any Purchaser Group Company by any Governmental or Regulatory Authority is currently in progress or, to the best knowledge of the Purchaser, threatened or contemplated. No assessment of Tax has been proposed in writing against any Purchaser Group Company or any of their Assets and Properties and to the best knowledge of the Purchaser there are no grounds for any such assessment. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to any Purchaser Group Company for any taxable period.

3.12 Legal Proceedings. As of the date hereof, except as disclosed in the Purchaser Disclosure Schedule:

(a) there are no Actions or Proceedings pending or, to the knowledge of Purchaser, threatened seeking to restrain, enjoin or otherwise prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement; and

(b) there are no Actions or Proceedings pending or, to the best knowledge of the Purchaser, threatened against, relating to or affecting any Purchaser Group Company or any of its respective Assets and Properties that would have a Material Adverse Effect on the Purchaser Group Companies.

3.13 Validity of Share Consideration. The Ordinary Shares issuable as the Initial Share Consideration and the Earn-Out Share Consideration will be duly authorized for issuance and, when issued and delivered in accordance with the provisions of this Agreement, will be validly issued and fully paid and nonassessable and free from any Encumbrance; and the issuance of such shares will not be subject to preemptive or other similar rights and such delivery will convey to Covenantors good and valid title to such Ordinary Shares, free and clear of any and all Encumbrance.

3.14 SEC Filings and the Sarbanes-Oxley Act.

(a) Purchaser has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed by it with the U.S. Securities and Exchange Commission (the “SEC”) since February 2005 (the “Purchaser SEC Documents”). As of their respective filing dates, the Purchaser SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act, and, to the extent then in effect, the Sarbanes-Oxley Act, and the rules and regulations thereunder, that are applicable to such Purchaser SEC Documents and none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the principal executive officer of Purchaser and the principal financial officer of Purchaser (or each former principal executive officer of Purchaser and each former principal financial officer of Purchaser, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with

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respect to the Purchaser SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) The consolidated financial statements of Purchaser included in the Purchaser SEC Documents (i) have been prepared from the books and records of Purchaser Group Companies, (ii) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been, and will be, prepared in accordance with U.S. GAAP consistently applied throughout the periods involved (except as may be indicated therein or in the notes thereto) and (iii) present fairly in all material respects the consolidated financial position, results of operations and cash flows of Purchaser and its consolidated subsidiaries as of the dates or for the periods indicated therein, subject, in the case of the unaudited statements, to normal year-end audit adjustments (which are not, individually or in the aggregate, material to Purchaser) and the absence of footnote disclosure.

(d) Purchaser has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Such disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Purchaser in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Purchaser’s management as appropriate to allow timely decisions regarding required disclosure.

(e) The Purchaser and other Purchaser Group Companies have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 and Rule 15(d)-15(f) under the Exchange Act) (“internal controls”) sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of Purchaser’s financial statements for external purposes in accordance with U.S. GAAP. Purchaser has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Purchaser’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls which would reasonably be expected to adversely affect Purchaser’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(f) There are no outstanding loans or other extensions of credit made by Purchaser or any of the other Purchaser Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Purchaser. Purchaser has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

3.15 Compliance With Laws and Orders.

(a) Except as disclosed in the Purchaser Disclosure Schedule, none of the Purchaser Group Companies is in violation of or in default under any Law or Order applicable to the businesses of the Purchaser Group Companies or any Purchaser Group

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Company, except where such violation or default would not result, or be reasonably expected to result, in a Material Adverse Effect on the Purchaser Group Companies.

(b)(i) Each of the Purchaser Group Companies has all Licenses and other authorizations of or from all Governmental or Regulatory Authorities that are necessary in the conduct of the businesses of the Purchaser Group Companies as presently being conducted, (ii) such Licenses and other authorizations are in full force and effect and (iii) no violations or claimed violations are pending before any Governmental or Regulatory Authority with respect to such Licenses and other authorizations nor, to the best knowledge of the Purchaser, threatened, to suspend, revoke, revise, limit, restrict or terminate any such License or other authorizations or declare any such License or other authorizations invalid, except any such violation or claimed violation as would not, in the aggregate with all others, reasonably be expected to result in a loss, cost or expense to any Purchaser Group Company in excess of US$500,000.

(c) The Purchaser is in compliance with the NASDAQ Marketplace Rules applicable to it.

3.16 Investment Assets. As of the date hereof, the Purchaser Disclosure Schedule lists each Investment Asset in excess of US$500,000 held by any Purchaser Group Company in any Person which is not a Purchaser Group Company. Except as disclosed in the Purchaser Disclosure Schedule, as of the date hereof, all such Investment Assets listed on the Purchaser Disclosure Schedule are owned by the Purchaser Group Companies and are free and clear of all Encumbrance.

3.17 Intellectual Property Rights.

(a) Except as disclosed in the Purchaser Disclosure Schedule, (i) all registrations with and applications to Governmental or Regulatory Authorities in respect of all Intellectual Property owned by the Purchaser Group Companies that is material to the Business or Condition of the Purchaser Group Companies, taken as a whole, are valid and in full force and effect and all fees and renewal fees payable in respect of such registrations and applications have been duly paid, and (ii) the execution of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby do not trigger any restrictions on the direct or indirect transfer of any Contract, or any interest therein, held by the Purchaser Group Companies in respect of all Intellectual Property owned or used by them that is material to the Business or Condition of the Purchaser Group Companies taken as whole. Except as disclosed in the Purchaser Disclosure Schedule, no Purchaser Group Company has received any written notice that any Purchaser Group Company is infringing any Intellectual Property of any other Person, no claim to such effect is pending and has not been resolved and no Purchaser Group Company is infringing any Intellectual Property of any other Person except where such infringement or claim would not cause, or be reasonably expected to cause, more than US$1,000,000 in Losses or Liabilities to the Purchaser or any Purchaser Group Company.

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3.18 Contracts.

(a) The Purchaser Disclosure Schedule contains a true and complete list of each of the following Contracts to which any Purchaser Group Company is a party or by which any of their respective Assets and Properties is bound (collectively, the “Purchaser Material Contracts”):

(i) Contracts with individuals or employees that involve consideration in excess of US$100,000 annually providing for a commitment of employment or consultation services for a specified or unspecified term, and Contracts relating to employment or termination of employment of each member of senior management of the Purchaser;

(ii) Contracts relating to Indebtedness of any Purchaser Group Company in excess of US$100,000;

(iii) Contracts with distributors or suppliers or customers that involve a binding payment or obligation by or to any Purchaser Group Company of more than US$100,000 for the year 2005 and 2006;

(iv) Contracts which any Purchaser Group Company has entered into otherwise than by way of bargain at arm’s length involving consideration in excess of US$100,000;

(v) any Contract involving any transfer of shares or ownership interest, or acquisition or divestiture of any assets (including, without limitation, any Intellectual Property), or any purchase or investment in any partnership, joint venture or strategic alliance, by or of Purchaser and/or any Purchaser Group Company;

(vi) Contracts which involve any Purchaser Group Company assigning part of its business lines or which contain covenants that materially limit the freedom of any Purchaser Group Company to engage in the businesses of the Purchaser Group Companies except for contracts entered into with any of the major telecommunication operators in the PRC;

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(vii) Contracts which provide for any exclusive licenses being granted by a Purchaser Group Company to third parties (including any shareholders of any Purchaser Group Company or any shareholders of Persons in which any Purchaser Group Company owns any Investment Assets listed in the Purchaser Disclosure Schedule) with regard to Intellectual Property rights, except those contracts entered into by those certain four music companies as identified in the Purchaser Disclosure Schedule (collectively, the “Music Companies”); and

(viii) Contracts which involve any exclusive sales arrangements such as, but not limited to, agreements granted by a Purchaser Group Company to a third Person (including any shareholders of any Purchaser Group Company or any shareholders of Persons in which any Purchaser Group Company owns any Investment Assets listed in the Purchaser Disclosure Schedule) the exclusive right to produce, distribute or sell products or programs of the Purchaser Group Companies, except those contracts entered into by the Music Companies.

(b) Except as disclosed in the Purchaser Disclosure Schedule, as of the date hereof, none of the Contracts disclosed in the Purchaser Disclosure Schedule has been terminated in accordance with its terms prior to the expiration of the agreed minimum term by any party thereto and thereafter such party has ceased all substantive business dealings with any Purchaser Group Company for at least two months. Except as disclosed in the Purchaser Disclosure Schedule, no Purchaser Group Company or any other party to such Contract, is in material violation or breach of or default under any such Contract.

3.19 Employees; Labor Relations.

(a) As of the date hereof, except as disclosed in the Purchaser Disclosure Schedule, there are no disputes pending or, to the best knowledge of Purchaser, threatened in writing between any Purchaser Group Company and any trade union or other representatives of its employees. As of the date hereof, the Purchaser Disclosure Schedule contains a true and complete list of all collective bargaining agreements in effect between each Purchaser Group Company and labor unions and each of their expiration dates.

(b) Each Purchaser Group Company (i) is in compliance with all Laws in all material respects relating to their respective employees, consultants, dispatched, subcontracted or outsourced workers and independent contractors, including, but not limited to, all such Laws, Contracts, policies or plans relating to wages, hours, collective bargaining, compensation, benefits, terms and conditions of employment, termination of employment, employment discrimination, immigration, disability, civil rights, occupational safety and health, workers’ compensation, pay equity, collection and payment of withholding and/or social contribution taxes and similar Taxes, national pension, national medical insurance, worker’s compensation insurance, unemployment insurance and other mandatory social security matters, and (ii) is not engaged, in any material respect, in any unfair labor practice or discriminatory employment practice that is prohibited by applicable Laws.

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3.20 Loans. Except as disclosed in the Purchaser Disclosure Schedule, none of the Purchaser Group Companies has, directly or indirectly: (A) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Purchaser and the other Purchaser Group Companies, or to or for any family member or Affiliate of any director or executive officer of the Purchaser and the other Purchaser Group Companies; or (B) made any material modification, including any renewal thereof, to any term of any personal loan to any director or executive officer of the Purchaser and the other Purchaser Group Companies, or any family member or Affiliate of any director or executive officer, which loan was outstanding as of the date hereof.

3.21 Brokers. Except for China eCapital whose fees, commissions and expenses are the sole responsibility of Purchaser, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Purchaser directly with Covenantors without the intervention of any Person on behalf of Purchaser in such manner as to give rise to any valid claim by any Person against Covenantors for a finder’s fee, brokerage commission or similar payment.

3.22 No Undisclosed Liabilities. Except as disclosed in the Purchaser Disclosure Schedule, no Purchaser Group Company has any Liabilities except for Liabilities reflected or reserved against in the consolidated financial statements of Purchaser included in the Purchaser SEC Documents and Liabilities incurred in the ordinary course of business since Balance Sheet Date.

3.23 Employee Incentive Plans Except for the employee incentive plans disclosed in the Purchaser Disclosure Schedule, the Purchaser has, or is proposing to introduce, any employee stock options or other employee incentive plans to that effect.

3.24 Related Party Transactions. Except as disclosed in the Purchaser Disclosure Schedule, or as contemplated by the Control Agreements, (i) none of the Purchaser Group Companies is indebted, either directly or indirectly, to any Related Party in any amount whatsoever, other than for payment of salary for services rendered and reasonable expenses, (ii) no Related Party is indebted to any of the Purchaser Group Companies or has any direct or indirect ownership interest (other than as a result of any ownership interest held in the Purchaser) in any of the Purchaser Group Companies, (iii) no Related Party has any direct or indirect ownership interest, or contractual relationship, with any Person with which any of Purchaser Group Companies has a business relationship or any Person which, directly or indirectly, competes with any of the Purchaser Group Companies, and (iv) no Related Party is, directly or indirectly, a party to or otherwise an interested party with respect to any Contract (or, to the best knowledge of Purchaser, any oral Contract) with any Purchaser Group Company.

3.25 Control Agreements. The Purchaser Disclosure Schedule sets forth all of the Control Agreements, which constitute all of the agreements, contracts and instruments enabling the Purchaser to control and consolidate with its financial statements each other Purchaser Group Company.

3.26 Disclosure. The Purchaser Group Companies have fully provided the Covenantors with all the information that the Covenantors have reasonably requested. None of this Agreement, the Ancillary Documents or any other statements or certificates or

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other materials made or delivered, or to be made or delivered to the Covenantors in connection herewith or therewith, contains any untrue statement of a material fact regarding the Purchaser Group Companies or omits to state such a material fact necessary to make the statements herein or therein not misleading. To the best knowledge of the Purchaser Group Companies, no information or materials provided by the Purchaser Group Companies or the Purchaser to Covenantors in connection with its due diligence investigation of the Purchaser Group Companies or the negotiation and execution of this Agreement or in any Ancillary Documents contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV

COVENANTS OF COVENANTORS

Each of the Covenantors covenants and agrees with Purchaser that, at all times from and after the date hereof until the First Closing, each Selling Party will comply with all covenants and provisions of this ARTICLE IV, except to the extent Purchaser may otherwise consent in writing.

4.01 Regulatory and Other Approvals. Covenantors will, and will cause each of the Group Companies to, as promptly as practicable, (a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other Person required of any Selling Party or Group Company to consummate the transactions contemplated hereby, including without limitation those described in the Seller Disclosure Schedule, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith, and (c) provide reasonable cooperation to Purchaser in connection with the performance of its obligations under ARTICLES 5.01 and 5.02. The Covenantors will provide prompt notification to Purchaser when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Purchaser of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement and the Ancillary Documents.

4.02 Investigation by Purchaser. The Covenantors will cause each Group Company to (a) provide Purchaser and its Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to the officers and accountants of the Group Companies and their respective Assets and Properties and Books and Records, but only to the extent that such access does not unreasonably interfere with their business and operations, and (b) furnish Purchaser and its Representatives with reasonable information and data concerning the business and operations of Group Companies as Purchaser or any of its Representatives reasonably may request, except to the extent that furnishing any such information or data would violate any Laws, Order, Contract or License applicable to any Group Company or by which any of their respective Assets and Properties is bound.

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4.03 No Solicitations. Subject to the duties imposed by applicable Laws, Covenantors will not, nor will it permit any Group Company (or authorize or permit any Representative retained by or acting for or on behalf of any Selling Party or Group Company) to, directly or indirectly, continue or enter into any negotiations with any Person concerning an Acquisition Proposal.

4.04 Conduct of Business. Each Selling Party will, and will use its reasonable efforts to cause Group Companies to, conduct business in the ordinary course. Without limiting the generality of the foregoing, each Selling Party will use its reasonable efforts to cause Group Companies to, (a) preserve intact the present business organization and reputation of Group Companies, respectively, in all material respects, (b) keep available (subject to dismissals and retirements in the ordinary course of business) the services of the key officers and employees of Group Companies, respectively, (c) maintain the respective Assets and Properties of Group Companies in working order and condition consistent with past custom and practice, ordinary wear and tear excepted, and (d) maintain the good will of key customers, suppliers and lenders and other Persons with whom any Group Company otherwise has significant business relationships.

4.05 Certain Restrictions. Each Selling Party will use its commercially reasonable efforts to cause Group Companies to refrain from:

(a) amending their organizational documents or taking any action with respect to any such amendment or any recapitalization, reorganization, liquidation or dissolution of any such corporation;

(b) authorizing, issuing, selling or otherwise disposing of any shares of capital stock of, or any Option with respect to, any Group Company, or modifying or amending any right of any holder of outstanding shares of capital stock of, or any Option with respect to, any Group Company;

(c) directly or indirectly redeeming, purchasing or otherwise acquiring any capital stock of, or any Option with respect to, any Group Company, except as may be required pursuant to the terms of any Contract with any employee or former employee of any Group Company;

(d) other than in the ordinary course of business, acquiring or disposing of, or incurring any Encumbrance on, any Assets and Properties individually or in the aggregate material to the Business or Condition of each Group Company having an aggregate value of US$500,000 or more in any one transaction;

(e) other than in the ordinary course of business, (A) voluntarily incurring Indebtedness in an aggregate principal amount exceeding US$500,000 (net of any amounts of Indebtedness discharged during such period), or (B) purchasing, canceling, prepaying or otherwise providing for a complete or partial discharge in advance of a scheduled payment date with respect to, or waiving any right under, any Indebtedness;

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(f) engaging with any Person in any merger or other business combination;

(g) making capital expenditures or commitments for additions to property, plant or equipment constituting capital assets other than in the ordinary course of business, except as may be required by Laws;

(h) making any material change in (A) any investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy, or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or Tax purposes;

(i) making any change in their fiscal year;

(j) subject to the provisions of ARTICLE 1.04, issuing or paying any dividends;

(k) conducting any split, recombination or reclassification or issuance of capital stock;

(l) granting any waiver or release under any confidentiality or similar Contract;

(m) increasing the compensation of employees of the Group Companies other than in the ordinary course of business;

(n) entering into any contract that would be a Seller Material Contract;

(o) entering into any partnership, limited liability company or joint venture agreement other than in the ordinary course of business;

(p) terminating or making any material amendment to a Seller Material Contract other than in the ordinary course of business;

(q) engaging in any transaction with a Related Party or its Affiliates, or

(r) entering into any Contract to do or engage in any of the foregoing.

4.06 Employee Matters. Each Selling Party will use its commercially reasonable efforts to cause Group Companies to administer each Benefit Plan, or cause the same to be administered, in all material respects in accordance with the applicable provisions of such Benefit Plan and all applicable Laws. Covenantors will promptly notify Purchaser in writing to the extent legally permissible of any receipt by any Group Company (and furnish Purchaser with copies) of any notice of investigation or administrative proceeding by any Governmental or Regulatory Authority or other Person involving any Benefit Plan.

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4.07 Tax Matters; Cooperation; Preparation of Returns; Tax Elections.

(a) Subject to the applicable Laws, the Covenantors agree to furnish or cause to be furnished to the Purchaser, upon request, as promptly as practicable, such information and assistance relating to any of the Group Companies (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return. The Covenantors shall retain all books and records with respect to Taxes pertaining to the Group Companies until the expiration of all relevant statutes of limitations (and, to the extent notified by the Group Companies, any extensions thereof). At the end of such period, each party shall provide the other with at least ten days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records.

(b) The Covenantors shall prepare, or cause to be prepared, all Tax Returns in respect of any of the Group Companies for any taxable year ending on or before the First Closing Date. Each Group Company shall timely pay to the relevant Taxing Authority all Taxes due in connection with any such Tax Returns.

4.08 Financial Accounts.

(a) The Covenantors agree to cause the Target to provide to Purchaser the monthly management accounts of the Target, prepared using the same accounting standards and on the same bases as the Target’s historical monthly accounts. The Covenantors shall provide such monthly management accounts on a monthly basis until the First Closing Date no later than ten (10) calendar days following the end of each month.

(b) The Covenantors agree to cause the Target to provide to Purchaser quarterly management accounts of the Target. The Covenantors shall provide such quarterly management accounts on a quarterly basis until the First Closing Date no later than fifteen (15) calendar days following the end of each quarter.

(c) Covenantors shall appoint the Accountant to review the quarterly management accounts described in paragraph (b) above.

4.09 Non-Violation. Prior to the First Closing, the Covenantors shall not, and shall cause any Group Company to not, without the prior written consent of Purchaser, take any action which (i) would render any of the representations or warranties made by the Covenantors or the Group Companies in this Agreement and in the Ancillary Documents untrue in any material respect if given with reference to the facts and circumstances then existing, or (ii) would result in any of the covenants contained in this Agreement and in the Ancillary Documents becoming incapable of performance. The Covenantors will promptly advise Purchaser of any action or event (a) of which the Covenantors become aware which would have the effect of making incorrect in any material respect any such representations or warranties if given with reference to facts and circumstances then existing or which has the effect of rendering any such covenants incapable of performance or (b) which would be reasonably expected to affect the willingness of a prudent investor to purchase the Offered Shares or the amount of consideration which such investors would be prepared to pay for the Offered Shares.

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4.10 No Transfer by Selling Shareholders. From the date hereof through the First Closing, neither Mr. Changtian Wang nor Ms. Yinglian Du shall transfer or encumber, directly or indirectly, any interest in the Target without the approval of Purchaser.

4.11 Fulfillment of Conditions. Each Selling Party will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Purchaser contained in this Agreement and will not take or fail to take any action that would reasonably be expected to cause the nonfulfillment of any such condition.

ARTICLE V

COVENANTS OF PURCHASER

The Purchaser covenants and agrees with the Covenantors that, at all times from and after the date hereof until the First Closing, the Purchaser will comply with all covenants and provisions of this ARTICLE V, except to the extent the Covenantors may otherwise consent in writing.

5.01 Regulatory and Other Approvals. Purchaser will, and will cause each of the other Purchaser Group Companies to, as promptly as practicable (a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other Person required of Purchaser Group Companies to consummate the transactions contemplated hereby, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith and (c) provide reasonable cooperation to the Covenantors in connection with the performance of its obligations under ARTICLES 4.01 and 4.02. Purchaser will provide prompt notification to Covenantors when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Covenantors of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement and the Ancillary Documents.

5.02 NASDAQ Listing. Purchaser will use reasonable best efforts to cause the ADS representing the Ordinary Shares constituting the Initial Share Consideration and, if applicable, the Ordinary Shares constituting the Earn-Out Share Consideration to be authorized for listing, respectively, by the First Closing and the Earn-Out Closing, on the NASDAQ Stock Market.

5.03 Authorized Shares. As soon as practicable following the date hereof but no later than the two hundred and seventy (270) days after the First Closing, Purchaser shall cause the authorized shares of the Purchaser to be increased to allow the issuance of the Initial Share Consideration and where applicable, the Earn-Out Share Consideration.

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5.04 Investigation by Covenantors. The Purchaser will (a) provide Covenantors and their Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to the officers and accountants of the Purchaser Group Companies and their respective Assets and Properties and Books and Records, but only to the extent that such access does not unreasonably interfere with their business and operations, and (b) furnish Covenantors and their Representatives with reasonable information and data concerning the business and operations of the Purchaser Group Companies as Covenantors or any of their Representatives may reasonably request, except to the extent that furnishing any such information or data would violate any Laws, Order, Contract or License applicable to any Purchaser Group Company or by which any of their respective Assets and Properties is bound.

5.05 No Solicitation. Subject to the duties imposed by applicable Laws, the Purchaser will not (or authorize or permit any Representative retained by or acting for or on behalf of the Purchaser) to, directly or indirectly, continue or enter into any negotiations with any Person concerning an Acquisition Proposal.

5.06 Conduct of Business. The Purchaser will, and will cause each Purchaser Group Company (other than the Purchaser) to conduct business in the ordinary course. Without limiting the generality of the foregoing, the Purchaser will, and will cause each Purchaser Group Company (other than the Purchaser), to use its reasonable efforts to (a) preserve intact the present business organization and reputation of the Purchaser Group Companies in all material respects, (b) keep available (subject to dismissals and retirements in the ordinary course of business) the services of the key officers and employees of the Purchaser Group Companies, respectively, (c) maintain the respective Assets and Properties of the Purchaser Group Companies in working order and condition consistent with past custom and practice, ordinary wear and tear excepted, and (d) maintain the good will of key customers, suppliers and lenders and other Persons with whom any Purchaser Group Company otherwise has significant business relationships.

5.07 Certain Restrictions. Subject to the applicable Laws, the Purchaser will use its commercially reasonable efforts to cause each Purchaser Group Company (other than the Purchaser) to refrain from:

(a) amending their organizational documents or taking any action with respect to any such amendment or any recapitalization, reorganization, liquidation or dissolution of any such corporation;

(b) authorizing, issuing, selling or otherwise disposing of any shares of capital stock of, or any Option with respect to, any Purchaser Group Company, or modifying or amending any right of any holder of outstanding shares of capital stock of, or any Option with respect to, any Purchaser Group Company;

(c) directly or indirectly redeeming, purchasing or otherwise acquiring any capital stock of, or any Option with respect to, any Purchaser Group Company, except as may be required pursuant to the terms of any Contract with any employee or former employee of any Purchaser Group Company;

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(d) other than in the ordinary course of business, acquiring or disposing of, or incurring any Encumbrance on, any Assets and Properties individually or in the aggregate material to the Business or Condition of each Purchaser Group Company having an aggregate value of US$500,000 or more in any one transaction;

(e) other than in the ordinary course of business, (A) voluntarily incurring Indebtedness in an aggregate principal amount exceeding US$500,000 (net of any amounts of Indebtedness discharged during such period), or (B) purchasing, canceling, prepaying or otherwise providing for a complete or partial discharge in advance of a scheduled payment date with respect to, or waiving any right under, any Indebtedness;

(f) engaging with any Person in any merger or other business combination;

(g) making capital expenditures or commitments for additions to property, plant or equipment constituting capital assets other than in the ordinary course of business, except as may be required by Laws;

(h) making any material change in (A) any investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy, or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or Tax purposes;

(i) making any change in their fiscal year;

(j) issuing or paying any dividends;

(k) conducting any split, recombination or reclassification or issuance of capital stock;

(l) granting any waiver or release under any confidentiality or similar Contract;

(m) increasing the compensation of employees of any Purchaser Group Company other than in the ordinary course of business;

(n) entering into any contract that would be a material Contract required to be filed with SEC;

(o) entering into any partnership, limited liability company or joint venture agreement other than in the ordinary course of business;

(p) terminating or making any material amendment to a Purchaser Material Contract (except for any Contract required to be terminated or amended by any of the major telecommunication operators in the PRC) other than in the ordinary course of business;

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(q) engaging in any transaction with a Related Party or its Affiliates or

(r) entering into any Contract to do or engage in any of the foregoing.

5.08 Employee Matters. Purchaser will use its commercially reasonable efforts to, and cause each Purchaser Group Company (other than the Purchaser) to use its commercially reasonable efforts to, administer each of their respective Benefit Plans, or cause the same to be administered, in all material respects in accordance with the applicable provisions of such Benefit Plan and all applicable Laws. Purchaser will promptly notify the Covenantors in writing to the extent legally permissible of any receipt by any Purchaser Group Company (and furnish Covenantors with copies) of any notice of investigation or administrative proceeding by any Governmental or Regulatory Authority or other Person involving any of its Benefit Plans.

5.09 Tax Matters; Cooperation; Preparation of Returns; Tax Elections.

(a) Subject to the applicable Law, Purchaser agrees to furnish or cause to be furnished to Covenantors, upon request, as promptly as practicable, such information and assistance relating to the Purchaser Group Companies (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return. The Purchaser Group Companies shall retain all books and records with respect to Taxes pertaining to the Purchaser Group Companies until the expiration of all relevant statutes of limitations (and, to the extent notified by Purchaser Group Companies, any extensions thereof). At the end of such period, each party shall provide the other with at least ten days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records.

(b) Purchaser shall prepare, or cause to be prepared, all Tax Returns in respect of any Purchaser Group Company for any taxable year ending on or before the First Closing Date. Each Purchaser Group Company shall timely pay to the relevant Taxing Authority all Taxes due in connection with any such Tax Returns.

5.10 Financial Accounts.

(a) Purchaser agrees to provide to Covenantors the monthly management accounts of the Purchaser, prepared using the same accounting standards and on the same bases as the Purchaser’s historical monthly accounts. Purchaser shall provide such monthly management accounts on a monthly basis until the First Closing Date no later than ten (10) calendar days following the end of each month.

(b) Purchaser agrees to provide to Covenantors quarterly management accounts of the Purchaser. Purchaser shall provide such quarterly management accounts on a quarterly basis until the First Closing Date no later than fifteen (15) calendar days following the end of each quarter.

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(c) Purchaser shall appoint the Accountant to review the quarterly management accounts described in paragraph (b) above.

5.11 Non-Violation. Prior to the First Closing, Purchaser shall not, and shall cause any other Purchaser Group Company (other than the Purchaser) not to, without the prior written consent of Covenantors, take any action which (i) would render any of the representations or warranties made by the Purchaser in this Agreement and in the Ancillary Documents untrue in any material respect if given with reference to the facts and circumstances then existing, or (ii) would result in any of the covenants contained in this Agreement and in the Ancillary Documents becoming incapable of performance. Purchaser will, and shall cause each Purchaser Group Company (other than the Purchaser) to promptly advise Covenantors of any action or event (a) of which any Purchaser Group Company becomes aware which would have the effect of making incorrect in any material respect any such representations or warranties if given with reference to facts and circumstances then existing or which has the effect of rendering any such covenants incapable of performance or (b) which would be reasonably expected to affect the willingness of a prudent investor to sell the Offered Shares or the amount of consideration which such investors would be prepared to receive for the Offered Shares.

5.12 Directors and Officers Insurance. Prior to the First Closing, Purchaser shall have subscribed for Directors and Officers insurance on behalf of the Directors and key members of the management team in a sufficient amount and with such coverage as is generally maintained by responsible companies in the same industry in the PRC.

5.13 Employee Stock Option Plan. Prior to the First Closing, Purchaser shall have taken appropriate actions to procure that its existing stock option plan will not be accelerated, terminated or cancelled as a result of or in connection with the transactions contemplated herein. Subsequent to the First Closing, Purchaser shall reserve an aggregate of 5% of its total outstanding Ordinary Shares for its employee stock option plan, which shall vest over a three- to five-year period.

5.14 Share Buy Back. Subsequent to the First Closing, subject to other terms and conditions of this Agreement and other Ancillary Documents and duties imposed by the applicable Laws, Purchaser may, but shall not be obligated to, repurchase such number of its Ordinary Shares in the open market with an aggregate value of not exceeding US$25,000,000.

5.15 Fulfillment of Conditions. Purchaser will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of the Covenantors contained in this Agreement and will not take or fail to take any action that would reasonably be expected to cause the nonfulfillment of any such condition.

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ARTICLE VI

CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligation of Purchaser to consummate the transactions as contemplated by this Agreement is subject to the fulfillment, at or before the First Closing of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion) and where applicable, at or before each Earn-Out Closing of only ARTICLE 6.04:

6.01 Representations and Warranties. The representations and warranties made by each Selling Party in this Agreement shall be true and correct on the First Closing Date except to the extent they expressly refer to another time or period, in which case they shall be true and correct as of such specific time or period.

6.02 Performance. In respect of the First Closing, each Selling Party shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement or the Ancillary Documents to be so performed or complied with by such Selling Party at or before the First Closing, and each Selling Party shall have delivered all the items it is required to deliver under ARTICLES 1.02 and 1.03 hereof in connection with such Closing.

6.03 Closing Certificates. Purchaser shall have received a certificate from each Selling Party to the effect set forth in ARTICLES 6.01 and 6.02, dated the First Closing Date (i) in the case of the Target, signed on behalf of the Target by its principle executive officer which also certifies the incumbency of the principle executive officer or (ii) in the case of each Selling Shareholder, signed by such Selling Shareholder.

6.04 Orders and Laws. There shall not be in effect on such Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal or impossible the consummation of any of the transactions contemplated by this Agreement and the Ancillary Documents.

6.05 Governmental or Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority, if any, necessary to permit Purchaser and Covenantors to perform their obligations under this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby, including without limitation the approval from the Nasdaq Global Market, shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Documents shall have occurred at or before the First Closing.

6.06 Other Consents. In addition to ARTICLE 6.05 above, all other consents, approvals, actions, filings and notices that shall have been obtained or given and evidence thereof, if any, in form reasonably satisfactory to Purchaser, shall have been delivered to Purchaser and shall be in full force and effect as of the First Closing.

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6.07 No Material Adverse Effect. Since Balance Sheet Date until the First Closing Date, there shall not have been any event or condition that has resulted or reasonably expected to result in a Material Adverse Effect on the Group Companies.

6.08 Ancillary Documents. As of the First Closing Date, each of the Covenantors shall have entered into each of the Ancillary Documents to which it is a party and each such agreement shall be in full force and effect.

6.09 Repayment of the Selling Shareholders’ Debt. Prior to the First Closing, the Selling Shareholders’ Debt shall have been discharged, as evidenced by a certificate delivered by Deloitte Corporate Finance Ltd. to that effect.

6.10 Assets Impairment. Nothing shall have come to the attention of any party hereto prior to the First Closing that adjustments that need to be made by the Target Group pursuant to U.S. GAAP for assets impairments including without limitation inventory and account receivables for the fiscal year 2007 will exceed RMB50,000,000.

6.11 Tax Liability. Nothing shall have come to the attention of any party hereto prior to the First Closing that the tax liability of the Target Group for the fiscal year 2007 will exceed RMB27,599,000.

6.12 Opinions of Counsel. As of the First Closing Date, Purchaser shall have received from Hong Kong counsel and PRC counsel to the Target and the Group Companies, as the case may be, written opinions covering issues that are customary for transactions of a similar nature executed up to international standards dated and delivered as of the First Closing Date in form and substance to the reasonable satisfaction of Purchaser.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF SELLING SHAREHOLDERS

The obligation of Selling Shareholders to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or before each Closing, of each of the following conditions, if applicable (all or any of which may be waived in whole or in part by Covenantors):

7.01 Representations and Warranties. The representations and warranties made by Purchaser in this Agreement, taken as a whole, shall be true and correct on the First Closing Date except to the extent that they expressly refer to another time or period, in which case they shall be true and correct as of such specific time or period.

7.02 Performance. In respect of the First Closing, Purchaser shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the First Closing and the Purchaser shall have delivered all the items it is required to deliver under ARTICLES 1.02 and 1.03 hereof in connection with such Closing.

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7.03 Closing Certificates. Covenantors shall have received a certificate from Purchaser (i) to the effect set forth in ARTICLES 7.01 and 7.02, dated the First Closing Date, signed on behalf of Purchaser by its principle executive officer and (ii) which certifies the incumbency of such principle executive officer.

7.04 Orders and Laws. There shall not be in effect on such Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal or impossible the consummation of any of the transactions contemplated by this Agreement and the Ancillary Documents.

7.05 Governmental or Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority, if any, necessary to permit Purchaser and Covenantors to perform their obligations under this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby, including without limitation the approval from the Nasdaq Global Market, shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Documents shall have occurred at or before the First Closing.

7.06 Other Consents. In addition to ARTICLE 7.05 above, all other consents, approvals, actions, filings and notices that shall have been obtained or given and evidence thereof, if any, in form reasonably satisfactory to Selling Shareholders, shall have been delivered to Selling Shareholders and shall be in full force and effect as of such Closing.

7.07 No Material Adverse Effect. Since the Balance Sheet Date until the First Closing Date, there shall not have been any event or condition that has resulted or reasonably expected to result in a Material Adverse Effect on the Purchaser Group Companies.

7.08 Ancillary Documents. As of the First Closing Date, the Purchaser shall have entered into each of the Ancillary Documents to which it is a party and each such agreement shall be in full force and effect.

7.09 Opinions of Counsel. As of the First Closing Date, Covenantors shall have received from Cayman Islands counsel and PRC counsel to the Purchaser, as the case may be, written opinions covering issues that are customary for transactions of a similar nature executed up to international standards dated and delivered as of the First Closing Date in form and substance to the reasonable satisfaction of Covenantors.

7.10 Directors and Executive Officers. Immediately before or upon First Closing, (i) the board of directors of the Purchaser shall consist of seven (7) members, of which four (4) shall be nominated by the Selling Shareholders and were elected as either Class I or Class II Directors (as defined in the existing Articles of Association of Purchaser) with terms of office effective as of the First Closing; and (ii) of the directors not nominated by the Selling Shareholders, at least two (2) shall be independent directors.

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(b) The executive officers nominated by the Covenantors, the names and titles of whom are set forth on Exhibit D shall have been duly appointed to be the executive officers of the Purchaser with terms of office effective as of the First Closing.

ARTICLE VIII

SURVIVAL

8.01 Survival of Representations, Warranties, Covenants and Agreements of Covenantors. The representations, warranties, covenants and agreements of Covenantors contained in ARTICLE II and ARTICLE IV of this Agreement will survive for eighteen (18) months following the First Closing, except that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with this sentence will continue to survive if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given in good faith based on facts reasonably expected to establish a valid claim under ARTICLE IX on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in ARTICLE IX.

8.02 Survival of Representations, Warranties, Covenants and Agreements of Purchaser. The representations, warranties, covenants and agreements of Purchaser contained in ARTICLE III and ARTICLE V of this Agreement will survive for eighteen (18) months following the First Closing, except that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with this sentence will continue to survive if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given in good faith based on facts reasonably expected to establish a valid claim under ARTICLE IX on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in ARTICLE IX.

ARTICLE IX

INDEMNIFICATION

9.01 Indemnification.

(a) Subject to this ARTICLE IX, each of the Covenantors, jointly and severally, shall indemnify the Purchaser, each of its Affiliates and their respective officers, directors, shareholders, employees, agent and representatives in respect of, and hold it harmless from and against, any and all Losses suffered, incurred or sustained by it or to which it becomes subject, resulting from, arising out of or relating to any breach of representation or warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of the Covenantors made in or pursuant to this Agreement and the Ancillary Documents.

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(b) Subject to this ARTICLE IX, each of the Covenantors, jointly and severally, shall indemnify each of Purchaser, its Affiliates and their respective officers, directors, shareholders, employees, agent and representatives in respect of, and hold it harmless from and against, any and all Losses suffered, incurred or sustained by it or to which it becomes subject, resulting from, arising out of or relating to:

(i) any and all unpaid Taxes of the Target or of any of the Group Companies for all taxable periods ending on or before the date of First Closing;

(ii) any and all unpaid Taxes of any Person (other than the Target) imposed on the Target or any of the Group Companies as a withholding agent, transferee or successor, by contract or pursuant to any applicable Law which Taxes relate to an event involving, or transaction by, the Target of any of the Group Companies occurring on or before the date of First Closing (other than the transactions contemplated hereunder and under the Ancillary Document); or

(iii) failure before the Closing by the Target or any Group Company to timely file any Tax Return or otherwise comply with any applicable Law relating to Taxes.

(c) Subject to this ARTICLE IX, Purchaser shall indemnify each of the Selling Shareholders, its Affiliates and their respective officers, directors, shareholders, employees, agent and representatives in respect of, and hold it harmless from and against, any and all Losses suffered, incurred or sustained by it or to which it becomes subject, resulting from, arising out of or relating to any breach of representation or warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Purchaser made in or pursuant to this Agreement and the Ancillary Documents.

(d) Subject to this ARTICLE IX, Purchaser shall indemnify each of the Selling Shareholders, its Affiliates and their respective officers, directors, shareholders, employees, agent and representatives in respect of, and hold it harmless from and against, any and all Losses suffered, incurred or sustained by it or to which it becomes subject, resulting from, arising out of or relating to:

(i) any and all unpaid Taxes of the Purchaser or of any of the Purchaser Group Companies for all taxable periods ending on or before the date of First Closing;

(ii) any and all unpaid Taxes of any Person (other than the Purchaser) imposed on the Purchaser or any of the Purchaser Group Companies as a withholding agent, transferee or successor, by contract or pursuant to any applicable Law which Taxes relate to an event involving, or transaction by, the Purchaser of any of the Purchaser Group Companies occurring on or before the date of First Closing (other than the transactions contemplated hereunder and under the Ancillary Document); or

(iii) failure before the Closing by the Purchaser or any Purchaser Group Company to timely file any Tax Return or otherwise comply with any applicable law relating to Taxes.

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9.02 Method of Asserting Claims. All claims for indemnification by any Indemnified Party under ARTICLE 9.01 must be asserted and resolved as follows:

(a) In the event that any claim or demand in respect of which an Indemnified Party might seek indemnity under ARTICLE 9.01 is asserted against or sought to be collected from such Indemnified Party by a Person other than Covenantors or Purchaser or any of their respective Affiliates (a “Third Party Claim”), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party under ARTICLE 9.01 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

(i) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this ARTICLE 9.01(a), then the Indemnifying Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed in the case of any settlement that provides for any relief other than the payment of monetary damages as to which the Indemnified Party will be indemnified in full). The Indemnifying Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof, except that:

(x) the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party’s delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests and not prejudicial to the Indemnifying Party (it being understood and agreed that, except as provided in clause (ii) below, if an Indemnified Party takes any such action that is prejudicial and causes a final adjudication that is adverse to the Indemnifying Party, the Indemnifying Party will be relieved of its obligations hereunder with respect to the portion of such Third Party Claim prejudiced by the Indemnified Party’s action); and

(y) if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnified Party or any of its Affiliates).

The Indemnified Party may retain separate counsel to represent it in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and the Indemnified Party will bear its own costs

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and expenses with respect to such separate counsel except as provided in the preceding sentence. Notwithstanding the foregoing, the Indemnified Party may retain or take over the control of the defense or settlement of any Third Party Claim the defense of which the Indemnifying Party has elected to control if the Indemnified Party irrevocably waives its right to indemnity under ARTICLE 9.01 with respect to such Third Party Claim.

(ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to this ARTICLE 9.02(a), then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnified Party to a final conclusion or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed). The Indemnified Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that:

(x) if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, cooperate with the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnifying Party or any of its Affiliates);

(y) notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party’s defense pursuant to this clause (ii) or of the Indemnifying Party’s participation therein at the Indemnified Party’s request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation; and

(z) the Indemnifying Party may retain separate counsel to represent it in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

(iii) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to the Third Party Claim under ARTICLE 9.01 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third Party Claim, the Loss

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arising from such Third Party Claim will be conclusively deemed a liability of the Indemnifying Party under ARTICLE 9.01 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by the dispute resolution provisions in ARTICLE 12.12.

(b) In the event of a claim by any Indemnified Party under ARTICLE 9.01 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss arising from the claim specified in such Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under ARTICLE 9.01 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations, such dispute shall be resolved by the dispute resolution provisions in ARTICLE 12.12.

(c) Indemnified Party shall give each Indemnifying Party and its Representatives reasonable access to the Books and Records and employees of any Group Company or Purchaser Group Company, as the case may be, in connection with the matters for which indemnification is sought to the extent such Indemnifying Party and its Representatives reasonably deem necessary in connection with their rights and obligations under this ARTICLE IX.

9.03 Application of Indemnity.

(a) Notwithstanding anything to the contrary in this Agreement, after the First Closing, in the event that Covenantors are liable to Purchaser pursuant to ARTICLE 9.01, the Purchaser shall have the rights to claim against, at its option, (x) the Target or (y) the Covenantors exclusively, and in the case of (y), the Covenantors shall have expressly waived all of its rights to claim against any of the Group Companies pursuant to this Agreement or any Laws and all payments made by Covenantors pursuant to ARTICLE 9.01 to the Purchaser shall be paid to and for the benefit of all the shareholders of the Purchaser, including the Covenantors and/or any Persons holding any Initial Share Consideration or Earn-out Share Consideration.

(b) In the event that the Covenantors are the Indemnified Parties, the amount of the Loss paid by the Indemnifying Party to the Covenantors shall be allocated among the Covenantors based on the allocation as set forth on Schedule 1.

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ARTICLE X

TERMINATION

10.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) at any time before the First Closing, by mutual written agreement of the Covenantors and Purchaser;

(b) by the Covenantors upon notification to Purchaser, at any time after March 31, 2008 if the First Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by Covenantors; provided, however, that the Covenantors may by written notice to the Purchaser delivered on or before such date extend such date for an additional period of up to three months.

(c) by Covenantors, if, between the date hereof and First Closing: (i) an event or condition occurs that has resulted in a Material Adverse Effect on any Purchaser Group Company; or (ii) there shall be any Order or Law permanently restraining, enjoining or otherwise prohibiting or making illegal or impossible the consummation of any of the transactions contemplated by this Agreement and the Ancillary Documents.

(d) by Covenantors, if there has been a material breach of any representation, warranty, covenant or agreement made by the Purchaser in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that ARTICLES 7.01 or 7.02 would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 calendar days after written notice thereof is given by the Covenantors to the Purchaser.

(e) by Covenantors if Purchaser enters into a definitive agreement in connection with an Acquisition Proposal.

(f) by Purchaser upon notification to Selling Shareholders, at any time after March 31, 2008 if the First Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by Purchaser; provided, however, that the Purchaser may by written notice to the Covenantors delivered on or before such date extend such date for an additional period of up to three months.

(g) by Purchaser, if, between the date hereof and First Closing: (i) an event or condition occurs that has resulted in a Material Adverse Effect on the Group Companies; or (ii) there shall be any Order or Law permanently restraining, enjoining or otherwise prohibiting or making illegal or impossible the consummation of any of the transactions contemplated by this Agreement and the Ancillary Documents.

(h) by Purchaser, if there has been a material breach of any representation, warranty, covenant or agreement made by the Covenantors in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that ARTICLES 6.01 or 6.02 would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 calendar days after written notice thereof is given by the Purchaser to the Covenantors.

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(i) by Purchaser pursuant to ARTICLE 10.04 hereof.

10.02 Termination Fees.

(a) In the event that this Agreement is terminated (i) by Purchaser pursuant to ARTICLE 10.01(i) hereof, or (ii) by Covenantors pursuant to ARTICLE 10.01(e), Purchaser shall pay to the Covenantors a termination fee in an aggregate amount of US$4,000,000 in immediately available funds within five (5) Business Days after the execution of such definitive agreement in connection with an Acquisition Proposal and the termination of this Agreement by Covenantors, or five (5) days after termination by Purchaser in the case of ARTICLE 10.01(i), and such termination fee shall be allocated among the Selling Shareholders pro rata based on Schedule 1. If Purchaser is obligated to pay the Covenantors the termination fee pursuant to this subsection, then the right of the Covenantors to receive payment of such fee shall be the sole and exclusive remedy of the Covenantors against Purchaser or any of its respective shareholders, directors, officers, affiliates, and agents for the failure of the transactions contemplated hereby to be consummated, and upon Purchaser’s payment of such fee in accordance with this subsection, none of Purchaser or any of its shareholders, directors, officers, affiliates, and agents shall have any further liability or obligation relating to, or arising out of, this Agreement.

(b) In the event that this Agreement is terminated by Purchaser pursuant to ARTICLE 10.01(g) hereof, the Target shall pay to Purchaser a termination fee in an aggregate amount of US$4,000,000 in immediately available funds within five (5) Business Days after such termination. If Covenantors are obligated to pay the Purchaser the termination fee pursuant to this subsection, then the right of the Purchaser to receive payment of such fee shall be the sole and exclusive remedy of the Purchaser against the Covenantors or any of their respective shareholders, directors, officers, affiliates, and agents for the failure of the transactions contemplated hereby to be consummated, and upon Covenantors’ payment of such fee in accordance with this subsection, none of Covenantors or any of their respective shareholders, directors, officers, affiliates, and agents shall have any further liability or obligation relating to, or arising out of, this Agreement.

10.03 Effect of Termination. Subject to ARTICLE 10.02 hereof, if this Agreement is validly terminated pursuant to ARTICLE 10.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of the Covenantors or Purchaser (or any of their respective officers, directors, employees, agents or other Representatives or Affiliates) under this Agreement or in connection with the transactions contemplated hereby, except that termination shall not relieve any breaching party from liability hereunder from willful breach of any representation or warranty contained herein or any breach of any covenant or agreement contained herein, and the provisions of this Agreement, including without limitation ARTICLE XII, will continue to apply following any such termination.

10.04 Fiduciary Out. In the event the board of directors of Purchaser receives a bona fide Acquisition Proposal prior to First Closing, Purchaser may provide information to, and negotiate with, the person making such proposal if the board of directors

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has determined that the Acquisition Proposal is, or may reasonably be expected to lead to, a Superior Proposal. If the board of directors of Purchaser determines that an Acquisition Proposal is a Superior Proposal, it shall notify Covenantors in writing of such determination, the material terms of the Acquisition Proposal and the basis of such determination in reasonable detail (and any subsequent changes to the terms of the Acquisition Proposal), and provide the Covenantors with an opportunity to modify or amend the transactions contemplated herein, in which case the Covenantors shall have ten (10) Business Days to propose, in writing, modified or amended terms. Within five (5) Business Days after receipt by the Purchaser of the modified and amended terms of the transaction, the board of directors of Purchaser shall notify the Covenantors in writing its determination of whether the Acquisition Proposal remains a Superior Proposal in light of any modifications or amendments proposed by Covenantors. If the board of directors of the Purchaser determines that the Acquisition Proposal (as amended by any subsequent changes thereto) remains a Superior Proposal, the Purchaser may terminate this Agreement pursuant to ARTICLE 10.01(i) hereof.

ARTICLE XI

DEFINITIONS

11.01 Definitions.

(a) Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

“Accountant” means Deloitte Touche Tohmatsu.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person and “Affiliates” and “Affiliated” shall have correlative meanings. For the purpose of this definition, the term “control” (including with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or influence the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Acquisition Proposal” means, with respect to any Person, any proposal for a merger or other business combination to which such Person or any of its Affiliates is a party or the direct or indirect acquisition of any equity interest in, or a substantial portion of the assets of, such Person or its Affiliates other than the transactions contemplated by this Agreement.

“Actions or Proceedings” means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation.

“Agreement” means this Share Purchase Agreement and the attached exhibits, the Seller Disclosure Schedule, the Purchaser Disclosure Schedule and the annexes thereto, as the same shall be amended from time to time.

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“Ancillary Documents” means Shareholders Agreement, the Registration Rights Agreement and the Director Indemnification Agreement.

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

“Benefit Plan” means any Plan established by any Group Company or any Purchaser Group Company, as the case may be, or any predecessor or Affiliate of any of the foregoing, existing at the First Closing Date or at any time prior thereto, to which any Group Company or any Purchaser Group Company, as the case may be, contributes or has contributed, or under which any employee, former employee or director of any Group Company or any Purchaser Group Company, as the case may be, or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

“Books and Records” means all files, documents, instruments, papers, books and records relating to the Business or Condition of the Group Companies or the Purchaser Group Companies, as the case may be, including without limitation financial statements, Tax returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, operating data and plans.

“Business” means the business of producing and distributing TV programs, music and movies; organizing events, concerts and other related activities; acting as artistic agent; providing wireless value-added services; and conducting internet creation and provision.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the Cayman Islands, Hong Kong or PRC are authorized or obligated by Law to close.

“Business or Condition” means, with respect to any Person, the prospects, business, financial condition or results of operations of such Person.

“Calculation Statement” means a statement containing reasonable details used to calculate the Earn-Out Target, which shall have been prepared by the Selling Shareholders based on information provided through Dow Jones & Co., Reuters Group plc or other reputable news agency and confirmed by Qindai Wang and Jesse Liu as representatives of the Purchaser’s existing shareholders, which confirmation shall not be unreasonably withheld; provided that if either Qindai Wang or Jesse Liu shall not have confirmed the Calculation Statement within five (5) days following its delivery by the Selling Shareholders, Qindai Wang or Jesse Liu, as the case may be, shall be deemed to have confirmed the Calculation Statement so delivered by the Selling Shareholders.

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“Claim Notice” means written notification pursuant to ARTICLE 9.02(a) of a Third Party Claim as to which indemnity under ARTICLE 9.01 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under ARTICLE 9.01, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such Third Party Claim.

“Closing” means either the First Closing or any Earn-Out Closing.

“Closing Date” means either the First Closing Date or any Earn-Out Closing Date.

“Contract” means any agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract.

“Control Agreements” means, collectively, the Contracts and instruments, a list of which is attached hereto as SECTION 3.25 of the Purchaser Disclosure Schedule that enable the Purchaser to effectively control and consolidate the financial results of any other Purchaser Group Companies.

“Covenantors” has the meaning ascribed to such term in the forepart of this Agreement.

“Director Indemnification Agreement” means the Director Indemnification Agreement to be entered into by the Directors nominated by the Covenantors and the Purchaser on the First Closing Date in substantially the form of Exhibit A hereto.

“Dispute Period” means the period ending sixty (60) days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financial Statements” has the meaning ascribed to it in ARTICLE 2.10(a).

“Governmental or Regulatory Authority” means any applicable court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of any jurisdiction in which a Person conducts business or operations.

“Group Companies” means the Target, its subsidiaries, any variable interest entity controlled by and consolidated with the Target and any Person that is not a natural person and that is controlled by a Group Company, a list of which companies is set forth in SECTION 2.06 (a) of the Seller Disclosure Schedule.

“Hong Kong” means Hong Kong Special Administrative Region of PRC.

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“Indebtedness” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) under capital leases and (iv) in the nature of guarantees of the obligations described in clauses (i) through (iii) above of any other Person.

“Indemnified Party” means any Person or Persons claiming indemnification under any provision of ARTICLE IX.

“Indemnifying Party” means any Person or Persons against whom a claim for indemnification is being asserted under any provision of ARTICLE IX.

“Indemnity Notice” means written notification pursuant to ARTICLE 9.02(b) of a claim for indemnity under ARTICLE IX, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such claim.

“Intellectual Property” of any Person means all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, copyrights and copyright rights, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights.

“Investment Assets” of any Person means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by such Person (other than trade receivables generated in the ordinary course of business of such Person).

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any jurisdiction in which a Person conducts business or operations or of any Governmental or Regulatory Authority.

“Liabilities” means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

“Licenses” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

“Encumbrance” means (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Laws, (ii) any lease, sub-lease,

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occupancy agreement, easement or covenant granting a right of use or occupancy to any Person, (iii) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person and (iv) any adverse claim as to title, possession or use.

“Loss” means any and all damages, fines, penalties, deficiencies, losses and expenses (including without limitation interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment), but not including internal management, administrative, or overhead costs.

“Material Adverse Effect” means, with respect to any Person, any change, circumstance, condition, development, effect, event, occurrence or state of facts that, individually or in the aggregate, has been, or would reasonably be expected to be, materially adverse to the Business and Condition of such Person, other than any change, circumstance, condition, development, effect, event, occurrence or state of facts relating to (x) economic, industry, or securities market conditions generally or (y) any change in legal, regulatory or political conditions affecting the industries generally that such Person is in, including any acts of war or terrorist activities; provided that, (i) when used in connection with any of the Group Companies, the term shall mean a Material Adverse Effect on the Group Companies as a whole, and (ii) when used in connection with any of the Purchaser Group Companies, the term shall mean a Material Adverse Effect on the Purchaser Group Companies as a whole. For purposes of this definition and its use in this Agreement, “material” and “materially” shall be determined in accordance with the customary meaning of such terms under the U.S. federal securities Laws.

“Offered Shares” has the meaning ascribed to it in the forepart of this Agreement.

“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such Person or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any shares of capital stock of such Person are voted.

“Ordinary Shares” means the ordinary shares of the Purchaser, with a par value of US$0.00005 per share.

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

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“Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen’s compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral.

“PRC” means the People’s Republic of China.

“Purchaser” has the meaning ascribed to it in the forepart of this Agreement.

“Purchaser Disclosure Schedule” means the records delivered or deemed to be disclosed to the Covenantors on behalf of the Purchaser herewith and dated as of the date hereof, containing all lists, exceptions and other information and materials as may be provided or deemed to be provided pursuant to this Agreement.

“Purchaser Group Companies” means the Purchaser and any Person that is not a natural person and that is controlled by a Purchaser Group Company, a list of which companies is set forth in SECTION 3.05(a) of the Purchaser Disclosure Schedule.

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into by the Covenantors and the Purchaser on the First Closing Date substantially in the form of Exhibit C hereto.

“Related Party” means, with respect to any Person, any other Person that is an Affiliate or subsidiary of such Person.

“Representatives” means, with respect to any Person, such Person’s counsel, accountants, financial advisors, consultants and other representatives.

“Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“Seller Disclosure Schedule” means the records delivered or deemed to be disclosed to Purchaser on behalf of Covenantors herewith and dated as of the date hereof, containing all lists, exceptions and other information and materials as may be provided or deemed to be provided pursuant to this Agreement.

“Selling Shareholders’ Debt” means outstanding Indebtedness owed by any Selling Shareholder, or any Related Party of any Selling Shareholder (other than Target), to the Target or any of the Group Companies in the aggregate amount of RMB56,918,000.

“Shareholders Agreement” means the Shareholders Agreement to be entered into by certain shareholders of the Purchaser, certain Covenantors and the Purchaser substantially in the form of Exhibit B hereto.

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“Structure Agreements” means, collectively, the Contracts and instruments, a list of which is attached hereto as Section 2.24 of the Seller Disclosure Schedule that enable the Target to effectively control and consolidate the financial results of any other Group Companies.

“subsidiaries” means, with respect to any Person, any other Person with respect to which the first Person, directly or indirectly, owns 50% or more of the securities of the second Person having the power to elect members of the board of directors or similar body governing the affairs of such entity.

“Superior Proposal” means any bone fide written Acquisition Proposal made by a third party to acquire more than 40% of the equity securities or more than 40% of the assets of the Purchaser and its Purchaser Group Companies, taken as a whole, which the board of directors of the Purchaser (acting through the Special Committee, if then in existence) determines in its good faith judgment (after consultation with its financial advisor) to be more favorable to the holders of Purchaser’s Ordinary Shares than the transactions contemplated by this Agreement and the Ancillary Documents (taking into account the anticipated timing, conditions and prospects for completion of such alternative acquisition transaction, the termination fee payable by the Purchaser under this Agreement and all financial, regulatory, legal and other aspects of such proposal) and that is not subject to any financing condition.

“Tax” or “Taxes” means any taxes, charges, fees, levies, other assessments, or withholding taxes or charges imposed by any Governmental or Regulatory Authority, and includes any interest and penalties on or additions to any such Taxes and any expenses incurred in connection with the determination, settlement or litigation of any Tax Liabilities.

“Tax Return” means any return, report or statement required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Third Party Claim” has the meaning ascribed to it in ARTICLE 9.02(a).

“U.S. Dollars” or “US$” means the lawful currency of the United States of America.

“U.S. GAAP” means United States generally accepted accounting principles and practices as in effect from time to time.

(b) Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; and (v) the phrase “ordinary course of business” refers to the business of the Group Companies or the Purchaser Group Companies, as the case may be, consistent with past custom and practice. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are

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specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under U.S. GAAP. Any representation or warranty contained herein as to the enforceability of a Contract (including this Agreement) shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ARTICLE XII

MISCELLANEOUS

12.01 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

If to Purchaser, to:

Xiaomei Pang

15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, North Road, East Third

Ring Chaoyang District, Beijing, 100027 PRC

Facsimile No.: +86-10-84555572

Attention: Qindai Wang, Jesse Liu

and

Chunying Jin

15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, North Road, East Third

Ring Chaoyang District, Beijing, 100027 PRC

Facsimile No.: +86-10-84555572

Attention: Qindai Wang, Jesse Liu

with a copy (which shall not constitute notice) to:

Anthony Root

Milbank, Tweed, Hadley & McCloy LLP

Units 05-06, 15th Floor, Tower 2

79 Jianguo Road, Chaoyang District

Beijing 100025, China

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If to Covenantors, to:

Lu Chen

3rd fl. Bldg 3, 11 East Hepingli St., Dongcheng District, Beijing, 100013 PRC

Facsimile No.: +86-10-6451-6319

Attention: Changtian Wang

and

Zhao Zhang

3rd fl. Bldg 3, 11 East Hepingli St., Dongcheng District, Beijing, 100013 PRC

Facsimile No.: +86-10-6451-6356

Attention: Changtian Wang

with a copy (which shall not constitute notice) to:

Roger Peng

Hogan & Hartson LLP

10th Floor, South Tower, Beijing Kerry Center

1 Guanghua Road, Chaoyang District

Beijing 100020, China

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (c) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

12.02 Entire Agreement. This Agreement (including the Seller Disclosure Schedule, the Purchaser Disclosure Schedule, the attached exhibits and schedules hereto and the certificates to be delivered pursuant to the terms hereof) supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

12.03 Public Announcements. At all times at or before the First Closing, Covenantors will not issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed. Subject to the applicable Laws, at all times at or before the First Closing, Purchaser will not issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without consulting with the Covenantors.

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12.04 Confidentiality.

(a) Each party hereto shall keep confidential, and shall cause its officers, directors, and employees to keep confidential, the terms and conditions hereof, of any predecessor agreement and of any Ancillary Document (collectively, the “Confidential Information”) except as Purchaser and Covenantors mutually agree otherwise; provided that any party may disclose Confidential Information (i) to the extent advised by competent legal advisors that such disclosure is required by applicable Laws and so long as, where such disclosure is to a Governmental Authority, such party shall use all reasonable efforts to obtain confidential treatment of the Confidential Information so disclosed, (ii) to the extent required by the rules of any stock exchange, (iii) to its officers, directors, employees and professional advisors as necessary to the performance of its obligations in connection herewith and with the Ancillary Documents so long as such party advises each Person to whom the Confidential Information is so disclosed as to the confidential nature thereof, and (iv) to its investors and any Person otherwise providing substantial debt or equity financing to such party so long as the party advises each Person to whom the Confidential Information is so disclosed as to the confidential nature thereof.

(b) Each of the parties acknowledges and agrees that, other than as contained in disclosure to be made in Purchaser’s public filings with the SEC and certain public statements by Purchaser for the benefit of the investing public, Purchaser’s Confidential Information disclosed or to be disclosed to any of the recipients in connection with the transactions contemplated herein is non-public in nature. It shall be a breach of this Agreement for a recipient to purchase, sell, offer to purchase or sell or in any way trade in the securities of any of the parties or any derivative thereof until such time as the Confidential Information, if material, has been made public.

(c) Each of the parties further agrees that it will advise its representatives to whom such party provides access to any of the Confidential Information, that the Confidential Information is non-public in nature and that such persons are strictly prohibited from making any use, publishing, or otherwise disclosing to others, or permitting others to use any of the Confidential Information for their benefit or to the detriment of the other parties; and are prohibited from engaging in any trading activity in the securities of any of the parties or any derivative thereof, including any purchase, sale, offer to purchase or sell such securities or any derivative thereof until such time as the Confidential Information, if material, has been made public.

12.05 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

12.06 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

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12.07 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third party beneficiary rights upon any other Person.

12.08 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto given at their discretion and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

12.09 Enforcement of Agreement. Subject to ARTICLE 12.02 hereof, the parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement (including the failure by any party to take such actions as are required of it hereunder to consummate this Agreement) was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

12.10 Exercise of Purchaser’s Rights. It is understood that after the First Closing, any rights to be exercised by or on behalf of the Purchaser shall be exercised by the independent directors of the Purchaser.

12.11 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

12.12 Governing Law; Dispute Resolution.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the conflicts of laws principles thereof.

(b) Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation. Such consultation shall begin immediately after one party hereto has delivered to any other party hereto a written request for such consultation. If within 30 days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of either party with notice to the other.

(c) The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “ HKIAC”). There shall be three arbitrators. Each opposing party to a dispute shall be entitled to appoint one arbitrator, and the third arbitrator shall be jointly appointed by the disputing parties or, failing which the HKIAC shall appoint the third arbitrator.

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(d) The arbitration proceedings shall be conducted in Chinese. The arbitration tribunal shall apply the UNCITRAL Arbitration Rules as administered by the HKIAC at the time of the arbitration.

(e) The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of the State of New York and shall not apply any other substantive law.

(f) Each party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.

(g) The award of the arbitration tribunal shall be final and binding upon the disputing parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(h) Either party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

12.13 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

12.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

— REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK —

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by or on behalf of each party hereto as of the date first above written.

PURCHASER

HURRAY! HOLDING CO., LTD.

By:
Name:	Qindai Wang
Title:	CEO and Chairman

Signature Page to Share Purchase Agreement

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by or on behalf of each party hereto as of the date first above written.

COVENANTORS

ENLIGHT MEDIA LIMITED

By:
Name:
Title:

CHANGTIAN WANG

YINGLIAN DU

DELAI LI

XIAOPING LI

HONGTIAN WANG

Signature Page to Share Purchase Agreement

Schedule 1: Allocation Schedule

Changtian Wang	86%

Yinglian DU	6%

Delai LI	3%

Xiaoping LI	3%

Hongtian WANG	2%

Share Purchase Agreement

Schedule 2: Seller Disclosure Schedule

Share Purchase Agreement

Schedule 3: Purchaser Disclosure Schedule

Share Purchase Agreement

Exhibit A: Form of Director Indemnification Agreement

Share Purchase Agreement

INDEMNIFICATION AGREEMENT

This INDEMNIFICATION AGREEMENT (this “Agreement”) is made and entered into on the day of                      (the “Effective Date”) by and between Hurray! Holding Co., Ltd., a Cayman Islands corporation (the “Company”), and                      (the “Indemnitee”).

WHEREAS, the Company believes it is essential to retain and attract qualified directors and officers;

WHEREAS, the Indemnitee is a director and/or officer of the Company;

WHEREAS, both the Company and the Indemnitee recognize the increased risk of litigation and other claims being asserted against directors and officers of public companies;

WHEREAS, the Company’s Articles of Association require the Company to indemnify its directors and officers except for costs and other expenses incurred or sustained by or through their own willful neglect or default; and

WHEREAS, in recognition of the Indemnitee’s need for (i) substantial protection against personal liability and (ii) an inducement to continue to provide effective services to the Company as a director and/or officer thereof, the Company wishes to provide for the indemnification of the Indemnitee and to advance expenses to the Indemnitee to the fullest extent permitted by law and as set forth in this Agreement, and, to the extent insurance is maintained by the Company, to provide for the continued coverage of the Indemnitee under the Company’s directors’ and officers’ liability insurance policies;

NOW, THEREFORE, in consideration of the premises contained herein and of the Indemnitee continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Certain Definitions.

(a) A “Change in Control” shall be deemed to have occurred if:

(i) any “person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), other than (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company; (b) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company; or (c) any current beneficial shareholder or group, as defined by Rule 13d-5 of the Exchange Act, including the heirs, assigns and successors thereof, of beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities; hereafter becomes the “beneficial owner,” as defined in Rule 13d-3 of the Exchange Act, directly or indirectly, of securities of the Company representing 20% or more of the total combined voting power represented by the Company’s then outstanding Voting Securities;

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(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company, in one transaction or a series of transactions, of all or substantially all of the Company’s assets.

(b) “Expense” shall mean attorneys’ fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing for any of the foregoing, seeking the recovery under any directors’ and officers’ liability insurance policies maintained by the Company, any Proceeding relating to any Indemnifiable Event.

(c) “Indemnifiable Event” shall mean any event or occurrence that takes place either prior to or after the execution of this Agreement, related to the fact that the Indemnitee is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, or by reason of anything done or not done by the Indemnitee in any such capacity.

(e) “Proceeding” shall mean any threatened, asserted, pending or completed action, suit, investigation or proceeding, and any appeal thereof, whether civil, criminal, administrative or investigative and/or any inquiry or investigation, whether conducted by the Company or any other party, that the Indemnitee in good faith believes might lead to the institution of any such action, suit, investigation or proceeding.

(f) “Reviewing Party” shall mean any appropriate person or body consisting of a member or members of the Company’s Board or any other person or body appointed by the Board (including the special independent counsel referred to in Section 6) who is not a party to the particular Proceeding with respect to which the Indemnitee is seeking indemnification.

(g) “Voting Securities” shall mean any securities of the Company which vote generally in the election of directors.

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2. Indemnification. In the event the Indemnitee was or is a party to or is involved (as a party, witness, or otherwise) in any Proceeding by reason of (or arising in part out of) an Indemnifiable Event, whether the basis of the Proceeding is the Indemnitee’s alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, the Company shall indemnify the Indemnitee to the fullest extent permitted by the laws of the Cayman Islands and the Company’s Articles of Association against any and all Expenses, liability, and loss (including judgments, fines, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any taxes imposed on any director or officer as a result of the actual or deemed receipt of any payments under this Agreement) (collectively, “Liabilities”) reasonably incurred or suffered by such person in connection with such Proceeding. The Company shall provide indemnification pursuant to this Section 2 as soon as practicable, but in no event later than 30 days after it receives written demand from the Indemnitee. Notwithstanding anything in this Agreement to the contrary and except as provided in Section 5 below, the Indemnitee shall not be entitled to indemnification pursuant to this Agreement in connection with any Proceeding initiated by the Indemnitee against the Company or any director or officer of the Company unless the Company has joined in or consented to the initiation of such Proceeding.

3. Advancement of Expenses. The Company shall advance Expenses to the Indemnitee within 30 business days of such request (an “Expense Advance”); provided, however, that if required by applicable corporate laws such Expenses shall be advanced only upon delivery to the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined that the Indemnitee is not entitled to be indemnified by the Company; and provided further, that the Company shall make such advances only to the extent permitted by law. Expenses incurred by the Indemnitee while not acting in his/her capacity as a director or officer, including service with respect to employee benefit plans, may be advanced upon such terms and conditions as the Board, in its sole discretion, deems appropriate.

4. Review Procedure for Indemnification. Notwithstanding the foregoing, (i) the obligations of the Company under Sections 2 and 3 above shall be subject to the condition that the Reviewing Party shall not have determined (in a written opinion, in any case in which the special independent counsel referred to in Section 6 hereof is involved) that the Indemnitee would not be permitted to be indemnified under applicable law or the Company’s Articles of Association, and (ii) the obligation of the Company to make an Expense Advance pursuant to Section 3 above shall be subject to the condition that, if, when and to the extent that the Reviewing Party determines that the Indemnitee would not be permitted to be so indemnified under applicable law or the Company’s Articles of Association, the Company shall be entitled to be reimbursed by the Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid; provided, however, that if the Indemnitee has commenced legal proceedings in a court of competent jurisdiction pursuant to Section 5 below to secure a determination that the Indemnitee should be indemnified under applicable law, any determination made by the Reviewing Party that the Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and the Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final

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judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or have lapsed). The Indemnitee’s obligation to reimburse the Company for Expense Advances pursuant to this Section 4 shall be unsecured and no interest shall be charged thereon. If there has not been a Change in Control, the Reviewing Party shall be selected by the Board, and if there has been such a Change in Control, other than a Change in Control which has been approved by a majority of the Company’s Board who were directors immediately prior to such Change in Control, the Reviewing Party shall be the special independent counsel referred to in Section 6 hereof.

5. Enforcement of Indemnification Rights. If the Reviewing Party determines that the Indemnitee would not be permitted to be indemnified in whole or in part under applicable law, or if the Indemnitee has not otherwise been paid in full pursuant to Sections 2 and 3 above within 30 days after a written demand has been received by the Company, the Indemnitee shall have the right to commence litigation in any court having subject matter jurisdiction thereof and in which venue is proper to recover the unpaid amount of the demand (an “Enforcement Proceeding”) and, if successful in whole or in part, the Indemnitee shall be entitled to be paid any and all Expenses in connection with such Enforcement Proceeding. The Company hereby consents to service of process for such Enforcement Proceeding and to appear in any such Enforcement Proceeding. Any determination by the Reviewing Party otherwise shall be conclusive and binding on the Company and the Indemnitee.

6. Change in Control. The Company agrees that if there is a Change in Control of the Company, other than a Change in Control which has been approved by a majority of the Company’s Board who were directors immediately prior to such Change in Control, then with respect to all matters thereafter arising concerning the rights of the Indemnitee to indemnity payments and Expense Advances under this Agreement or any other agreement or under applicable law or the Company’s Articles of Association now or hereafter in effect relating to indemnification for Indemnifiable Events, the Company shall seek legal advice only from special independent counsel selected by the Indemnitee and approved by the Company, which approval shall not be unreasonably withheld. Such special independent counsel shall not have otherwise performed services for the Company or the Indemnitee, other than in connection with such matters, within the last five years. Such independent counsel shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or the Indemnitee in an action to determine the Indemnitee’s rights under this Agreement. Such counsel, among other things, shall render its written opinion to the Company and the Indemnitee as to whether and to what extent the Indemnitee would be permitted to be indemnified under applicable law. The Company agrees to pay the reasonable fees of the special independent counsel referred to above and to indemnify fully such counsel against any and all expenses (including attorneys’ fees), claims, liabilities and damages arising out of or relating to this Agreement or the engagement of special independent counsel pursuant to this Agreement.

7. Partial Indemnity. If the Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses and Liabilities, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify the Indemnitee for the portion thereof to which the Indemnitee is entitled. Moreover, notwithstanding any

4

other provision of this Agreement, to the extent that the Indemnitee has been successful on the merits or otherwise in defense of any or all Proceedings relating in whole or in part to an Indemnifiable Event or in defense of any issue or matter therein, including dismissal without prejudice, the Indemnitee shall be indemnified against all Expenses incurred in connection therewith. In connection with any determination by the Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that the Indemnitee is not so entitled.

8. Non-exclusivity. The rights of the Indemnitee hereunder shall be in addition to any other rights the Indemnitee may have under any statute, provision of the Company’s Articles of Association, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

9. Liability Insurance. To the extent the Company maintains an insurance policy or policies providing directors’ and officers’ liability insurance, the Indemnitee shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any director or officer of the Company.

10. Settlement of Claims. The Company shall not be liable to indemnify the Indemnitee under this Agreement (a) for any amounts paid in settlement of any action or claim effected without the Company’s written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the Company was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

11. No Presumption. For purposes of this Agreement, to the fullest extent permitted by law, the termination of any Proceeding, action, suit or claim, by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

12. Period of Limitations. No legal action shall be brought and no cause of action shall be asserted by or on behalf of the Company or any affiliate of the Company against the Indemnitee, the Indemnitee’s spouse, heirs, executors or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, or such longer period as may be required by applicable law under the circumstances, and any claim or cause of action of the Company or its affiliate shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

13. Consent and Waiver by Third Parties. The Indemnitee hereby represents and warrants that he or she has obtained all waivers and/or consents from third parties which are necessary for his or her employment with the Company on the terms and conditions set forth herein and to execute and perform this Agreement without being in conflict with any other agreement, obligation or understanding with any such third party. The Indemnitee represents that he or she is not bound by any agreement or any other existing or previous business relationship which conflicts with, or may conflict with, the performance of his or her obligations hereunder or prevent the full performance of his or her duties and obligations hereunder.

5

14. Amendment of this Agreement. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver. Except as specifically provided herein, no failure to exercise or any delay in exercising any right or remedy hereunder shall constitute a waiver thereof.

15. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

16. No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy, vote, agreement or otherwise) of the amounts otherwise indemnifiable hereunder.

17. Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs, and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement in form and substance satisfactory to the Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect regardless of whether the Indemnitee continues to serve as a director or officer of the Company or of any other enterprise at the Company’s request.

18. Severability. The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

6

19. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Cayman Islands applicable to contracts made and to be performed in such jurisdiction without giving effect to the principles of conflicts of laws.

20. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. Notices. All notices, demands, and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given (a) if delivered by hand, when received (b) if transmitted by facsimile, on receipt of an error-free confirmation, or (c) if by international courier service, on the fourth (4th) business day following the date of deposit with such courier service, or such earlier delivery date as may be confirmed in writing to the sender by the courier service. All such notices, demands and other communications shall be addressed as follows:

the Company:

Attention: Xiaomei Pang

15/F, Tower B, Gateway Plaza

No.18 Xia Guang Li, North Road

East Third Ring Chaoyang District

Beijing, 100027 PRC

the Indemnitee:

Notice of change of address shall be effective only when done in accordance with this Section. All notices complying with this Section shall be deemed to have been received on the date of delivery or on the third business day after mailing.

7

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day first set forth above.

THE COMPANY:

HURRAY! HOLDING CO., LTD.

By:
Signature

Name:	Qindai Wang

Title:	CEO

INDEMNITEE:

Signature

Print Name:

8

Exhibit B: Form of Shareholders Agreement

Share Purchase Agreement

Execution Copy

SHAREHOLDERS AGREEMENT

dated as of                     , 2007

among

QINDAI WANG

JESSE LIU

CHANGTIAN WANG

YINGLIAN DU

DELAI LI

XIAOPING LI

HONGTIAN WANG

and

HURRAY! HOLDING CO. LTD.

i	Shareholders Agreement

This SHAREHOLDERS AGREEMENT (this “Agreement”) dated as of             , 2007 is made by and among Mr. Qindai Wang, a PRC citizen with identification number 110102196411071550, Mr. Jesse Liu, a US citizen with passport number 112263246 (collectively, the “Purchaser Shareholders”), Mr. Changtian WANG, a PRC citizen with PRC identification number 110104196504260417, Ms. Yinglian DU, a PRC citizen with PRC identification number 110108196709181822, Mr. Delai LI, a PRC citizen with PRC identification number 110108630521001, Ms. Xiaoping LI, a PRC citizen with PRC identification number 640202197410020085, and Mr. Hongtian WANG, a PRC citizen with passport/PRC identification number 210222197306201754 (collectively, the “Seller Shareholders”) and Hurray! Holding Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (the “Company”).

WHEREAS, each of Mr. Changtian Wang and Ms. Yinglian Du, who collectively own all of the outstanding Equity Securities of Enlight Media Limited, a company incorporated and existing under the laws of Hong Kong (the “Target”), has agreed to sell all of such Equity Securities to the Company, and as part of the consideration, the Company has agreed to issue to each such Seller Shareholders, certain Ordinary Shares of the Company on the terms and conditions set forth in that certain Share Purchase Agreement dated as of November 19, 2007 (the “Share Purchase Agreement”) by and among the Company, the Target and the Seller Shareholders.

WHEREAS, the Parties wish to provide for certain of their rights and obligations regarding the management of the Company, the transfer of the Ordinary Shares of the Company and certain other rights and obligations of the Parties as set forth herein; and

WHEREAS, it is a condition to the First Closing under the Share Purchase Agreement that the Parties shall have executed this agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties contained herein, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. Capitalized but undefined terms herein shall have the meanings as ascribed to them in the Share Purchase Agreement. The following terms shall have the following meanings for purposes of this Agreement: “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person and “Affiliates” and “Affiliated” shall have correlative meanings. For the purpose of this definition, the term “control” (including with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

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“Bankruptcy Laws” means any bankruptcy, insolvency, reorganization, composition, moratorium or other similar Laws.

“Board” means the board of directors of the Company.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the Cayman Islands, Hong Kong or PRC are authorized or obligated by Laws to close.

“Confidential Information” means (a) any information concerning the organization, business, technology, trade secrets, know-how, finance, transactions or affairs of any Party or any Party’s Representatives (whether conveyed in written, oral or in any other form and whether such information has been furnished before, on or after the date of this Agreement), (b) any information or materials prepared by a Party or its Representatives that contains or otherwise reflects, or is generated from, Confidential Information, (c) the Transaction Documents, the transactions contemplated thereby, the terms and conditions thereof or any discussions, correspondence or other communications among the Parties to any Transaction Document or their respective Representatives relating to the Transaction Documents or any of the transactions contemplated thereunder and (d) any documents or information concerning any Party or any Party’s Representatives furnished to any other Party in connection with such Party’s due diligence review, if any, conducted in evaluating the transactions contemplated by the Transaction Documents.

“Director” means a director of the Company (including any duly appointed alternate director).

“Encumbrance” means (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Laws, (ii) any lease, sub-lease, occupancy agreement, easement or covenant granting a right of use or occupancy to any Person, (iii) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person and (iv) any adverse claim as to title, possession or use.

“Equity Securities” means the capital stock, membership interests, partnership interests, registered capital or other ownership interest in any Person or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests, registered capital or other ownership interests (whether or not such derivative securities are issued by such Person) and includes the Ordinary Shares.

“Governmental or Regulatory Authority” means any applicable court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of any jurisdiction in which a Person conducts business or operations.

- 2 -	Shareholders Agreement

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any jurisdiction in which a Person conducts business or operations or of any Governmental or Regulatory Authority.

“Memorandum and Articles” means the articles of incorporation, memorandum and articles of association, by laws or other equivalent constitutional documents of the Company as amended in accordance with this Agreement and as amended from time to time.

“Order” means any writ, judgement, decree, injunction, award or similar order of any Governmental or Regulatory Authority (in each case whether preliminary or final).

“Ordinary Shares” means the ordinary shares of the Company, with a par value of US$0.00005 per share.

“Parties” means collectively the Seller Shareholders, the Purchaser Shareholders and the Company. Each of the Parties shall be referred to as a “Party.”

“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

“PRC” means the People’s Republic of China.

“Purchaser Director” means any Director not nominated by the Seller Shareholders.

“Representatives” means with respect to any Person, such Person’s directors, officers, employees, agents, Affiliates, partners, legal and financial advisers, accountants, consultants and controlling persons.

“Receiver” means any receiver, liquidator, trustee, administrator, sequestrator or other similar official.

“Shareholder” means each registered shareholder of the Company that is a Party.

“Transaction Documents” means this Agreement, the Share Purchase Agreement, and any other Ancillary Documents.

1.02 Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; and (v) the phrase “ordinary course of business” refers to the business of the Group Companies consistent with past custom and practice. Whenever this Agreement refers to a

- 3 -	Shareholders Agreement

number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under U.S. GAAP. Any representation or warranty contained herein as to the enforceability of a contract (including this Agreement) shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.01 Representations and Warranties of the Parties. Each Party represents and warrants, severally and not jointly, to each other Party that as of the date of this Agreement:

(a) such Party has the full power and authority to enter into, execute and deliver this Agreement and to perform the transactions contemplated hereby and, if such Party is not a natural Person, such Party is duly incorporated or organized and existing and in good standing under the Laws of the jurisdiction of its incorporation or organization;

(b) the execution and delivery by such Party of this Agreement and the performance by such Party of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action of such Party;

(c) assuming the due authorization, execution and delivery hereof by each of the other Parties, this Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as such enforceability may be limited by applicable Bankruptcy Laws affecting creditors’ rights generally;

(d) the execution, delivery and performance of this Agreement by such Party and the consummation of the transactions contemplated hereby will not (i) violate any provision of the organizational or governance documents of such Party; (ii) require such Party to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental or Regulatory Authority in such Party’s country of organization or any other Person pursuant to any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, other than any such consent, approval, action or filing that has already been duly obtained or made; (iii) conflict with or result in any material breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under any instrument, contract or other agreement to which such Party is a party or by which such Party is bound; (iv) violate any Order against, or binding upon, such Party or upon its respective securities, properties or businesses; or (v) violate any Laws of such Party’s country of organization or any other country in which it maintains its principal office; and

(e) such Party, such Party’s assets and such Party’s business and record keeping practices are not in violation of any Laws, the violation of which would, at any time (including after the First Closing) have a material adverse effect upon (i) such Party, (ii) such Party’s ability to perform its obligations hereunder or (iii) any of the other Party’s hereto.

- 4 -	Shareholders Agreement

ARTICLE III

CORPORATE GOVERNANCE

3.01 General. From and after the date hereof, each Shareholder shall vote its Ordinary Shares at any regular or special meeting of shareholders of the Company (a “Shareholders Meeting”), and shall take, subject to applicable law, all other actions necessary or required to give effect to the provisions of this Agreement and each of the other Transaction Documents, including ensuring that the Memorandum and Articles (and any such organizational documents of any subsidiary of the Company) do not at any time conflict with any provision of this Agreement or any other Transaction Document. Without limiting the previous sentence, each Shareholder shall procure, subject to applicable law, that each Director appointed by such Shareholder shall vote and take all other action necessary or required to implement the provisions of this Agreement and each of the other Transaction Documents. In all other respects, each Shareholder shall be entitled to vote in such Shareholder’s own best interests.

3.02 Composition of the Board of Directors. The Board shall consist of seven (7) Directors, of which the Seller Shareholders shall have the right to nominate four (4) Directors (including two (2) independent Directors). Of the Purchaser Directors, at least two (2) shall be independent Directors.

3.03 Appointment of Executive Officers. Upon the First Closing, the Parties shall cause the Board to (i) appoint Mr. Changtian Wang as Chief Executive Officer of the Company, Ms. Xiaoping Li as co-President of the Company, the management team members of the Group Companies on the First Closing Date as the continuing officers of such Group Companies, and Mr. Sean (Shaojian) Wang as co-President and Chief Financial Officer of the Company; and (ii) delegate to the Chief Executive Officer the power to appoint all other officers of the Company and its subsidiaries.

3.04 Increase of Number of Authorized Shares; Quorum. As soon as practicable following the First Closing but no later than the two hundred and seventy (270) days after the First Closing, the Parties shall cause, through the amendment of the Memorandum and Articles or otherwise, (i) the total number of authorized Ordinary Shares of the Company to be increased to at least 10,000,000,000, and (ii) the quorum for any meeting of the Board to be at least a majority of the directors then constituting the Board which shall include at least one (1) Purchaser Director.

ARTICLE IV

RESTRICTIONS ON THE TRANSFER OF ORDINARY SHARES

4.01 Transfer Restriction. During the period from the date hereof and continuing to and including the date 540 days after the First Closing Date, Mr. Changtian Wang (and any of his transferees or assignees) will not, without prior written consent of the

- 5 -	Shareholders Agreement

Board, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) (“Transfer”) any of the Initial Share Consideration he receives on the First Closing Date, provided that, 5% of such Initial Share Consideration shall cease to be subject to the restriction under this Section after 180th day after the First Closing Date and an additional 15% of such Initial Share Consideration shall cease to be subject to the restriction under this Section after the 365th day after the First Closing Date. Any attempt to Transfer any Ordinary Shares in violation of this section shall be null and void ab initio, and the Company shall not register any such Transfer.

4.02 Permitted Transfers. Notwithstanding Section 4.01, Mr. Changtian Wang shall have the right to Transfer at any time (i) a maximum of 10% of all Initial Share Consideration and of all Earn-Out Consideration, if any, received by him to a spouse, estate or trust for the purpose of tax planning, provided that Mr. Changtian Wang is the sole trustee of such trust and all of the beneficial interests in such trust are held by him provided, that such transferees, assignees or beneficiaries shall comply with Section 4.01 and the voting power represented by the Ordinary Shares so transferred shall remain with Mr. Changtian Wang to the extent permitted by applicable Laws, or (ii) a maximum of 2% of all Initial Share Consideration and of all Earn-Out Consideration, if any, received by him to CRP Holdings Limited (“CRP”) pursuant to that certain Private Placement and Financial Advisory Agreement dated March 11, 2007 between CRP and Enlight Media Limited; provided that (i) such transferee (other than CRP) has agreed in writing to be bound by the terms and conditions of this Agreement pursuant to a deed of adherence, including, without limitation, this Article IV; (ii) the Transfer complies in all respects with the other applicable provisions of this Agreement and (iii) the Transfer complies in all respects with the applicable securities laws.

4.03 Legend on Share Certificates.

(a) In addition to any other legend that may be required under applicable Laws, each certificate for Share Consideration and for Ordinary Shares held by the Purchaser Shareholders shall bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS SECURITY IS SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN [THE MEMORANDUM AND ARTICLES OF THE COMPANY AND] A SHAREHOLDERS AGREEMENT DATED AS OF                     , 2007, A COPY OF EACH OF WHICH MAY BE OBTAINED UPON REQUEST FROM THE COMPANY. NO TRANSFER OF THIS SECURITY SHALL BE EFFECTIVE UNLESS AND UNTIL THE TERMS AND CONDITIONS OF THE AFORESAID MEMORANDUM AND ARTICLES AND SHAREHOLDERS AGREEMENT HAVE BEEN COMPLIED WITH IN FULL.”

- 6 -	Shareholders Agreement

(b) If any Ordinary Shares cease to be subject to all restrictions on transfer set forth in this Agreement and under the applicable Laws, the Company shall, upon the written request of the holder thereof, issue to such holder a new certificate evidencing such Ordinary Shares without the legend required by this Section 4.3(a).

ARTICLE V

TERM AND TERMINATION

5.01 Term and Termination. This Agreement shall remain in effect until:

(a) the Company, Qindai Wang, Jesse Liu, and holders of a majority of the Ordinary Shares held by the Seller Shareholders collectively have agreed in writing to terminate this Agreement; or

(b) the end of the 540th day after the First Closing Date.

ARTICLE VI

MISCELLANEOUS

6.01 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the Parties at the following addresses or facsimile numbers:

If to Purchaser Shareholders or the Company, to:

Xiaomei Pang

15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, North Road, East Third Ring

Chaoyang District, Beijing, 100027 PRC

Facsimile No.: +86-10-84555572

Attention: Qindai Wang, Jesse Liu

and

Chunying Jin

15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, North Road, East Third Ring

Chaoyang District, Beijing, 100027 PRC

Facsimile No.: +86-10-84555572

Attention: Qindai Wang, Jesse Liu

- 7 -	Shareholders Agreement

with a copy (which shall not constitute notice) to:

Anthony Root

Milbank, Tweed, Hadley & McCloy LLP

Units 05-06, 15th Floor, Tower 2

79 Jianguo Road, Chaoyang District

Beijing 100025, China

If to Seller Shareholders, to:

Lu Chen

3rd fl. Bldg 3, 11 East Hepingli St., Dongcheng District, Beijing, 100013 PRC

Facsimile No.: +86-10-6451-6319

Attention: Changtian Wang

and

Zhao Zhang

3rd fl. Bldg 3, 11 East Hepingli St., Dongcheng District, Beijing, 100013 PRC

Facsimile No.: +86-10-6451-6356

Attention: Changtian Wang

with a copy (which shall not constitute notice) to:

Roger Peng

Hogan & Hartson LLP

10th Floor, South Tower, Beijing Kerry Center

1 Guanghua Road, Chaoyang District

Beijing 100020, China

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (c) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party.

6.02 Entire Agreement. This Agreement (together with the other Transaction Documents) constitutes the whole agreement among the parties hereto and thereto relating to the subject matter hereof and thereof and supersedes all prior agreements or understandings both oral and written among all of the parties hereto and thereto relating to the subject matter hereof and thereof.

- 8 -	Shareholders Agreement

6.03 Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Laws or otherwise afforded, will be cumulative and not alternative.

6.04 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.

6.05 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third party beneficiary rights upon any other Person.

6.06 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of the other Parties given at their discretion and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns. Except for the rights to indemnification set forth in Section 6.03, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

6.07 Enforcement of Agreement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

6.08 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

6.09 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the conflicts of laws principles thereof.

6.10 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Laws, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

- 9 -	Shareholders Agreement

6.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

— REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK —

- 10 -	Shareholders Agreement

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by or on behalf of each Party as of the date first above written.

HURRAY! HOLDING CO., LTD.

By:
Name:
Title:

ENLIGHT MEDIA LIMITED

By:
Name:
Title:

CHANGTIAN WANG

YINGLIAN DU

QINDAI WANG

JESSE LIU

Signature Page to Shareholders Agreement

DELAI LI

XIAOPING LI

HONGTIAN WANG

Signature Page to Shareholders Agreement

Exhibit C: Form of Registration Rights Agreement

Share Purchase Agreement

Execution Copy

REGISTRATION RIGHTS AGREEMENT

dated as of                     , 2007

by and among

CHANGTIAN WANG

YINGLIAN DU

DELAI LI

XIAOPING LI

HONGTIAN WANG

PLEASANT SEASON LTD.

JESSE LIU

OLYMPIA HILLS

XERO HOLDINGS LTD.

SHUDAN ZHANG

HARRISON YOUTH LTD.

and

HURRAY! HOLDING CO., LTD.

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of                     , 2007, by and among Mr. Changtian WANG, a PRC citizen with PRC identification number 110104196504260417, Ms. Yinglian DU, a PRC citizen with PRC identification number 110108196709181822, Mr. Delai LI, a PRC citizen with PRC identification number 110108630521001, Ms. Xiaoping LI, a PRC citizen with PRC identification number 640202197410020085, and Mr. Hongtian WANG, a PRC citizen with passport/PRC identification number 210222197306201754 (collectively, the “Seller Shareholders”), Pleasant Season Ltd., a Cayman Company, Mr. Jesse Liu, a US citizen with passport number 112263246, Olympia Hills, a Cayman Company, Xero Holdings Ltd., a Cayman Company, Shudan Zhang, a PRC citizen with identification number110108195910173416, Harrison Youth Ltd., a Cayman Company (collectively, the “Purchaser Shareholders”) and Hurray! Holding Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (the “Company”).

WHEREAS, each of Mr. Changtian WANG and Ms. Yinglian DU, who collectively own all of the outstanding equity interests of Enlight Media Limited, a company incorporated and existing under the laws of Hong Kong (the “Target”), has agreed to sell all of such equity interests to the Company, and as part of the consideration, the Company has agreed to issue to each such Seller Shareholders, certain Ordinary Shares of the Company on the terms and conditions set forth in that certain Share Purchase Agreement dated as of November 19, 2007 (the “Share Purchase Agreement”) by and among the Company, the Target and the Seller Shareholders.

WHEREAS, the Seller Shareholders, the Company and some other parties have entered into a Shareholders Agreement, dated as of                     , 2007 (the “Shareholders Agreement”), regarding the management of the Company, the transfer of the Ordinary Shares of the Company and certain other rights and obligations of the parties thereof as set forth therein.

WHEREAS, it is a condition to the First Closing under the Share Purchase Agreement that the Parties shall have executed this agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties contained herein, the Parties agree as follows:

11.01 Certain Definitions

For purposes of this Registration Rights Agreement the following terms shall have the following meanings:

(a) “Affiliate” of any specified Person means:

any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or any other Person who is a director or officer of:

(A) such specified Person,

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(B) any subsidiary of such specified Person, or

(C) any Person described in clause (a) above.

For the purposes of this definition, “control” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(b) “Agreement” means this Registration Rights Agreement, as the same may be amended from time to time pursuant to the terms hereof.

(c) “Blue Sky” means the statutes of any state regulating the sale of corporate securities within that state.

(d) “Business Day” means a day other than Saturday, Sunday or any day on which banks located in the Cayman Islands, Hong Kong or PRC are authorized or obligated by Laws.

(e) “Commission” means the Securities and Exchange Commission, or any other federal agency at the time administering the Exchange Act or the Securities Act, whichever is the relevant statute for the particular purpose.

(f) “Company” has the meaning assigned thereto in the recitals of this Agreement.

(g) “Deferral Notice” has the meaning assigned thereto in Section 4(b).

(h) “Deferral Period” has the meaning assigned thereto in Section 4(b).

(i) “Effective Period” has the meaning assigned thereto in Section 2(a).

(j) “Eligibility Date” has the meaning assigned thereto in Section 2(a).

(k) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(l) “First Closing Date” has the meaning set forth in Share Purchase Agreement.

(m) “Free Writing Prospectus” means each free writing prospectus (as defined in Rule 405 under the Securities Act) prepared by or on behalf of the Company or used or referred to by the Company in connection with the sale of the Registrable Securities.

(n) “Governmental or Regulatory Authority” means any applicable court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of any jurisdiction in which a Person conducts business or operations.

(o) “Holders” means Mr. Changtian Wang, Ms. Yinglian Du, Mr. Delai Li, Ms. Xiaoping Li, Mr. Hongtian Wang, Pleasant Season Ltd., Mr. Jesse Liu, Xero Holdings Ltd., Shudan Zhang, and Harrison Youth Ltd., or any assignee of this Agreement.

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(p) “Incidental Registration” means a registration required to be effected by the Company pursuant to Section 3.

(q) “Incidental Registration Statement” means the registration statement referred to in Section 3(a), as amended or supplemented by any amendment or supplement, including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statement.

(r) “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any jurisdiction in which a Person conducts business or operations or of any Governmental or Regulatory Authority.

(s) “Material Event” has the meaning assigned thereto in Section 4(a)(iv).

(t) “NASD” shall mean the National Association of Securities Dealers, Inc.

(u) “NASD Rules” shall mean the Conduct Rules and the By-Laws of the NASD.

(v) “Notice and Questionnaire” means a written notice delivered to the Company containing substantially the information called for by the Form of Selling Securityholder Notice and Questionnaire attached as Annex A hereto.

(w) “Notice Holder” means, on any date, any Holder that has delivered a Notice and Questionnaire to the Company prior to such date.

(x) “Ordinary Shares” means the ordinary shares of the Company, with a par value of US$0.00005 per share.

(y) “Person” means a corporation, association, partnership, organization, business, individual, government or political subdivision thereof or governmental agency.

(z) “Prospectus” means the prospectus included in any Relevant Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any amendment or prospectus supplement, including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Prospectus.

(aa) “Registrable Securities” means (i) Ordinary Shares issued to the Holders, (ii) Ordinary Shares or any other securities of the Company issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the Ordinary Shares owned by the Holders, and (iii) all other Ordinary Shares which may be from time to time acquired by a Holder after the date hereof.

(bb) “Registration Expenses” has the meaning assigned thereto in Section 7.

(cc) “Relevant Registration Statement” means the Shelf Registration Statement or the Incidental Registration Statement, as the context may require.

(dd) “Rule 144,” “Rule 405” and “Rule 415” mean, in each case, such rule as promulgated under the Securities Act.

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(ee) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(ff) “Share Purchase Agreement” has the meaning specified in the recitals of this Agreement.

(gg) “Shelf Registration Statement” means the shelf registration statement referred to in Section 2(a), as amended or supplemented by any amendment or supplement, including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Shelf Registration Statement.

(hh) “Special Counsel” shall have the meaning assigned thereto in Section 7.

(ii) “Underwritten Incidental Registration” shall have the meaning assigned thereto in Section 3(b).

(jj) “Underwritten Offering” means a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

Unless the context otherwise requires, any reference herein to a “Section” or “clause” refers to a Section or clause, as the case may be, of this Agreement, and the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision. Unless the context otherwise requires, any reference to a statute, rule or regulation refers to the same (including any successor statute, rule or regulation thereto) as it may be amended from time to time.

11.02 Registration Under the Securities Act

(a) The Company agrees to file under the Securities Act as promptly as practicable but in any event within 120 days after the latter of (x) the First Closing Date (as defined in the Share Purchase Agreement) and (y) the date on which the Company becomes eligible to so file (the latter date hereinafter being referred to as the “Eligibility Date”), a registration statement that qualifies as a resale shelf registration statement providing for the registration of, and the sale on a continuous or delayed basis by the Holders of, all of the Registrable Securities, pursuant to Rule 415 or any similar rule that may be adopted by the Commission. The Company agrees to use its reasonable best efforts to cause the Shelf Registration Statement to become effective within 180 days after the Eligibility Date; provided, however, that the Company may, upon written notice to all Holders, postpone having the Shelf Registration Statement declared effective for a reasonable period not to exceed 30 consecutive days per postponement, provided that all such postponement periods total no more than 60 days in the aggregate in any 365-day period if the Company possesses material non-public information, the disclosure of which would have a material adverse effect on the Company and its subsidiaries taken as a whole. The Company shall use its reasonable best efforts to keep such Shelf Registration Statement continuously effective from the date (the “Effective Date”) such Registration Statement is declared effective until all of the Registrable Securities shall cease to be Registrable Securities (the “Effective Period”). To the extent that the Company is not eligible to file and maintain a Shelf Registration Statement, the Holders shall be entitled to customary demand registration rights in addition to the rights set forth herein, provided that the Seller Shareholders and the Purchaser Shareholders, each as a group, shall be entitled to (i) no less than two demand registrations for each

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1% of the total number of Ordinary Shares outstanding following the First Closing Date that such group of Holders owns, and (ii) one additional demand registration for the remainder of Ordinary Shares held by such group of Holders of less than 1% of the total number of Ordinary Shares outstanding following the First Closing Date.

For the purposes of this Agreement, Registrable Securities shall cease to be Registrable Securities (and a Holder shall cease to have any registration rights with respect to such securities under this Agreement) on the date and to the extent that (a) a Shelf Registration Statement covering such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of pursuant to such effective Shelf Registration Statement, (b) such Registrable Securities have been sold or transferred in accordance with the requirements of Rule 144, (c) all Registrable Securities then owned by a Holder may be sold or transferred by such Holder without holding period, volume or manner of offering limitations under the Securities Act and the rules and regulations thereunder, (d) all Registrable Securities then owned by such Holder may be sold or transferred by such Holder within any three-month period in accordance with the requirements of Rule 144 or (e) such Registrable Securities have ceased to be outstanding.

The Company will be deemed not to have used its reasonable best efforts to keep the Shelf Registration Statement effective during the Effective Period if it voluntarily takes any action that would result in Holders covered thereby not being able to offer and sell such Registrable Securities during that period, unless such action is required by applicable law. The Company shall at all times after the date hereof use its reasonable best efforts to remain eligible under the Securities Act to file a Shelf Registration Statement on Form F-1 or F-3.

(b) The Company further agrees that it shall cause the Shelf Registration Statement and the related Prospectus and any amendment or supplement thereto, as of the effective date of the Shelf Registration Statement or such amendment or supplement, (i) to comply in all material respects with the applicable requirements of the Securities Act; and (ii) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading, and the Company agrees to furnish to the Holders of the Registrable Securities copies of any supplement or amendment prior to its being filed with the Commission; provided, however, that the Company shall have no obligation to deliver to Holders of Registrable Securities copies of any amendment consisting exclusively of an Exchange Act report or other Exchange Act filing otherwise publicly available on the Company’s website. If the Shelf Registration Statement, as amended or supplemented from time to time, ceases to be effective for any reason at any time during the Effective Period (other than because all Registrable Securities registered thereunder shall have been sold pursuant thereto or shall have otherwise ceased to be Registrable Securities), the Company shall use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof.

(c) Subject to the terms and conditions of the Share Purchase Agreement and Shareholders Agreement, each Holder of Registrable Securities agrees that if such Holder wishes to sell Registrable Securities pursuant to the Shelf Registration Statement and related Prospectus, it will do so only in accordance with this Section 2(c) and Section 4(b). From and after the date the Shelf Registration Statement is declared or becomes effective, the Company shall, as promptly as is practicable after the date a Notice and Questionnaire is delivered, and in any event within fifteen (15) days after the date of receipt of such Notice and Questionnaire, or

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if the use of the Prospectus has been suspended by the Company under Section 4(b) hereof at the time of receipt of the Notice and Questionnaire, fifteen (15) days after the expiration of the period during which the use of the Prospectus is suspended:

if required by applicable law, file with the Commission a post-effective amendment to the Shelf Registration Statement or prepare and, if required by applicable law, file a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that the Holder delivering such Notice and Questionnaire is named as a selling security holder in the Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of the Registrable Securities in accordance with applicable law and, if the Company shall file a post-effective amendment to the Shelf Registration Statement, use their reasonable best efforts to cause such post-effective amendment to be declared or to otherwise become effective under the Securities Act as promptly as is practicable;

provide such Holder copies of any documents filed pursuant to Section 2(c)(i); and

notify such Holder as promptly as practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 2(c)(i);

provided that if such Notice and Questionnaire is delivered during a Deferral Period, the Company shall so inform the Holder delivering such Notice and Questionnaire and shall take the actions set forth in clauses (i), (ii) and (iii) above upon expiration of the Deferral Period in accordance with Section 4(b). Notwithstanding anything contained herein to the contrary, the Company shall be under no obligation to name any Holder that is not a Notice Holder as a selling securityholder in any Shelf Registration Statement or related Prospectus; provided, however, that any Holder that becomes a Notice Holder pursuant to the provisions of this Section 2(c) (whether or not such Holder was a Notice Holder at the time the Shelf Registration Statement was declared or otherwise became effective) shall be named as a selling securityholder in the Shelf Registration Statement or related Prospectus in accordance with the requirements of this Section 2(c).

(d) A Shelf Registration Statement pursuant to this Section 2 will not be deemed to have become effective unless it has been declared effective by the SEC or is automatically effective upon filing with the SEC as provided by Rule 462 under the Securities Act.

11.03	Incidental Registration.

(a) If at any time from and after the date hereof, the Company proposes to register any of its securities under the Securities Act (other than (A) any registration of public sales or distributions solely by and for the account of the Company of securities issued (x) pursuant to any employee benefit or similar plan or any dividend reinvestment plan, (y) in any acquisition by the Company or (z) pursuant to any registration rights agreement, existing as of the date hereof, with the Company’s existing shareholders, or (B) pursuant to Section 2 hereof), either in connection with a primary offering for cash for the account of the Company or a secondary offering, the Company will, each time it intends to effect such a registration, give written notice to all Holders at least twenty (20) but

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no more than thirty (30) business days prior to the expected initial filing of a Registration Statement with the Commission pertaining thereto, informing such Holders of its intent to file such Registration Statement, the expected filing date, and of the Holders’ rights to request the registration of the Registrable Shares held by such Holder (the “Company Notice”). Upon the written request of any Holder made within ten (10) business days after any such Company Notice is given (which request shall specify the Registrable Securities intended to be disposed of by such Holder or its transferees and, unless the applicable registration is intended to effect a primary offering of Ordinary Shares for cash for the account of the Company, the intended method of distribution thereof), the Company will use its reasonable best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by such Holders to the extent required to permit the disposition (in accordance with the intended methods of distribution thereof or, in the case of a registration which is intended to effect a primary offering for cash for the account of the Company, in accordance with the Company’s intended method of distribution) of the Registrable Securities so requested to be registered, including, if necessary, by filing with the Commission a post-effective amendment or a supplement to the Incidental Registration Statement or the related Prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the Incidental Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Incidental Registration Statement or by the Securities Act, any state securities or blue sky laws, or any rules and regulations thereunder; provided, however, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Incidental Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder and, thereupon, (A) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses incurred in connection therewith), and (B) in the case of a determination to delay such registration, the Company shall be permitted to delay registration of any Registrable Securities requested to be included in such Incidental Registration Statement for the same period as the delay in registering such other securities.

The registration rights granted pursuant to the provisions of this Section 3(a) shall be in addition to the registration rights granted pursuant to the other provisions of this Agreement.

(b) Amount of Inclusion. The Company shall be required to include in the Incidental Registration the percentage of the Registrable Securities held by the Holders in such registration as will equal the fraction, (x) the numerator of which shall be the number of all the Registrable Securities and (y) the denominator of which shall be the number of shares of the outstanding capital stock of the Company on a fully-diluted basis, in each case, immediately prior to the effectiveness of such registration statement. The number of Registrable Securities to be included in the Incidental Registration shall be allocated pro rata among the Holders thereof requesting inclusion in such Incidental Registration on the basis of the number of securities requested to be included by all such Holders.

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11.04 Registration Procedures.

The following provisions shall apply to the Relevant Registration Statement filed pursuant to Section 2 or Section 3, as the case may be:

(a) the Company shall:

prepare and file with the Commission a registration statement on any form which may be utilized by the Company and which shall permit the disposition of the Registrable Securities in accordance with the intended method or methods thereof, as specified in writing by the Holders of the Registrable Securities, and use their reasonable best efforts to cause such registration statement to become effective in accordance with Section 2(a) or 3(a) above, as the case may be;

before filing any Relevant Registration Statement or Prospectus or any amendments or supplements thereto with the Commission, furnish to the Holders copies of all such documents proposed to be filed and use reasonable best efforts to reflect in each such document when so filed with the Commission such comments as the Holders reasonably shall propose to any statements with respect to such Holders in respect of such Holders within three (3) Business Days of the delivery of such copies to the Holders;

use their reasonable best efforts to prepare and file with the Commission such amendments and post-effective amendments to the Relevant Registration Statement and file with the Commission any other required document as may be necessary to keep such Relevant Registration Statement continuously effective during the Effective Period; cause the related Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Relevant Registration Statement during the Effective Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Relevant Registration Statement as so amended or such Prospectus as so supplemented;

promptly notify the Notice Holders of Registrable Securities (A) when such Relevant Registration Statement or the Prospectus included therein or any amendment or supplement to the Prospectus or post-effective amendment has been filed with the Commission, and, with respect to such Relevant Registration Statement or any post-effective amendment, when the same has become effective, (B) of any request, following the effectiveness of the Relevant Registration Statement, by the Commission or any other Federal or state governmental authority for amendments or supplements to the Relevant Registration Statement or related Prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of such Relevant Registration Statement or the initiation or written threat of any proceedings for that purpose, including the receipt by the Company of any notice of objection of the Commission to the use of a Relevant Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or written threat of any proceeding for such purpose, (E) of the occurrence of (but not the nature of or details concerning) any event or the existence of any fact (a “Material Event”) as a result of which any Relevant

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Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (F) of the determination by the Company that a post-effective amendment to the Relevant Registration Statement will be filed with the Commission, which notice may, at the discretion of the Company (or as required pursuant to Section 4(b)), state that it constitutes a Deferral Notice, in which event the provisions of Section 4(b) shall apply or (G) at any time when a Prospectus is required to be delivered under the Securities Act, that the Relevant Registration Statement, Prospectus, Prospectus amendment or supplement or post-effective amendment does not conform in all material respects to the applicable requirements of the Securities Act and the rules and regulations of the Commission thereunder;

prior to any public offering of the Registrable Securities pursuant to the Relevant Registration Statement, use their reasonable best efforts to register or qualify, or cooperate with the Notice Holders included therein and their respective counsel in connection with the registration or qualification of, such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any such Notice Holders reasonably requests in writing and do any and all other acts or things necessary or advisable to enable the offer and sale in such jurisdictions of the Registrable Securities covered by the Relevant Registration Statement; prior to any public offering of the Registrable Securities pursuant to the Relevant Registration Statement, use its reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effective Period in connection with such Notice Holder’s offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the Relevant Registration Statement and the related Prospectus; provided that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process or to taxation in any such jurisdiction where it is not then so subject;

use its reasonable best efforts to prevent the issuance of, and if issued, to obtain the withdrawal of any order suspending the effectiveness of the Relevant Registration Statement or, in the event of an objection of the Commission pursuant to Rule 401(g)(2), promptly file an amendment to such Relevant Registration Statement on the proper form, and to lift any suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in each case at the earliest practicable date;

upon reasonable notice, for a reasonable period prior to the filing of the Relevant Registration Statement, and throughout the Effective Period, (i) make reasonably available for inspection by a representative of, and Special Counsel acting for, Holders of the Registrable Securities being sold and any underwriter (and its counsel) participating in any disposition of Registrable Securities pursuant to such Relevant Registration Statement, all relevant financial and other records, pertinent corporate

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documents and properties of the Company and its subsidiaries and (ii) use reasonable best efforts to have their officers, directors, employees, accountants and counsel supply all relevant information reasonably requested by such representative, Special Counsel or any such underwriter in connection with such Relevant Registration Statement; provided, however, that all records, information and documents that are designated in writing by the Company, in good faith, as confidential shall be kept confidential by the Holders and their representative and Special Counsel unless such records, information or documents subsequently enter the public domain (other than as a consequence of the breach of this clause by the Holders);

if requested by Holders of the Registrable Securities being sold in an underwritten offering, their Special Counsel or the managing underwriters (if any) in connection with such Relevant Registration Statement, use their reasonable best efforts to cause (i) their counsel to deliver an opinion relating to the Relevant Registration Statement and the Registrable Securities in customary form, (ii) their officers to execute and deliver all customary documents and certificates requested by the Holders of the Registrable Securities being sold, their Special Counsel or the managing underwriters (if any) and (iii) their independent registered public accounting firm to provide a letter confirming that they are an independent registered public accounting firm within the rules and regulations adopted by the Commission and the Public Accounting Oversight Board (United States) and as required by the Securities Act with, in the case of an amendment or supplement that includes audited financial information, such changes as may be necessary to reflect the amended or supplemented financial information.

if reasonably requested by any Notice Holder, promptly incorporate in a prospectus supplement or post-effective amendment to the Relevant Registration Statement such information as such Notice Holder shall, on the basis of a written opinion of nationally-recognized counsel experienced in such matters, determine to be required to be included therein by applicable law and make any required filings of such prospectus supplement or such post-effective amendment; provided, that the Company shall not be required to take any actions under this Section 4(a)(ix) that are not, in the reasonable opinion of counsel for the Company, in compliance with applicable law;

promptly furnish to each Notice Holder, upon their request and without charge, such number of conformed copies of the Relevant Registration Statement and any amendments thereto that each Notice Holder shall reasonably request, including financial statements but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference and all exhibits to any prospectus or prospectus supplement; provided, however, that the Company shall have no obligation to deliver to Notice Holders a copy of any amendment consisting exclusively of an Exchange Act report or other Exchange Act filing otherwise publicly available on the Company’s website;

during the Effective Period, deliver to each Notice Holder in connection with any sale of Registrable Securities pursuant to the Relevant Registration Statement, without charge, at least one copy of the Prospectus relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto; and the Company hereby consents (except

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during such periods that a Deferral Notice is outstanding and has not been revoked) to the use of such Prospectus or each amendment or supplement thereto by each Notice Holder in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein;

cooperate with the Notice Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to the Relevant Registration Statement free of any restrictive legends and in such denominations and registered in such names as the Holders thereof may request in writing at least two business days prior to sales of Registrable Securities pursuant to such Relevant Registration Statement;

cause all Registrable Securities to be listed on any securities exchanges or automated quotation systems on which the Ordinary Shares are then listed; and

provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the Relevant Registration Statement from and after a date not later than the effective date of such Relevant Registration Statement.

(b) Upon (A) the issuance by the Commission of a stop order suspending the effectiveness of the Relevant Registration Statement or the initiation of proceedings with respect to the Relevant Registration Statement under Section 8(d) or 8(e) of the Securities Act, (B) the occurrence of any event or the existence of any Material Event as a result of which the Relevant Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the occurrence or existence of any corporate development that, in the discretion of the Company, makes it appropriate to suspend the availability of the Relevant Registration Statement and the related Prospectus, the Company will (i) in the case of clause (B) above, subject to the third sentence of this provision, as promptly as is practicable prepare and file a post-effective amendment to such Relevant Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Relevant Registration Statement and Prospectus so that such Relevant Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered (or, to the extent permitted by law, made available) to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to the Relevant Registration Statement, subject to the third sentence of this provision, use reasonable best efforts to cause it to be declared effective or otherwise become effective as promptly as is practicable, and (ii) give notice to the Notice Holders that the availability of the Relevant Registration Statement is suspended (a “Deferral Notice”). Upon receipt of any Deferral Notice, each Notice Holder agrees not to sell any Registrable Securities pursuant to the Relevant Registration Statement until such Notice Holder’s receipt of copies of the supplemented or

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amended Prospectus provided for in clause (i) above, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus. The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed (x) in the case of clause (A) above, as promptly as is practicable, (y) in the case of clause (B) above, as soon as, in the sole judgment of the Company, public disclosure of such Material Event would not be prejudicial to or contrary to the interests of the Company or, if necessary to avoid unreasonable burden or expense, as soon as practicable thereafter and (z) in the case of clause (C) above, as soon as, in the discretion of the Company, such suspension is no longer appropriate; provided that the period during which the availability of the Relevant Registration Statement and any Prospectus is suspended (the “Deferral Period”), shall not exceed 120 days in the aggregate in any 12 month period.

(c) Each Holder of Registrable Securities agrees that upon receipt of any Deferral Notice from the Company, such Holder shall forthwith discontinue (and cause any placement or sales agent or underwriters acting on their behalf to discontinue) the disposition of Registrable Securities pursuant to the registration statement applicable to such Registrable Securities until such Holder (i) shall have received copies of such amended or supplemented Prospectus and, if so directed by the Company, such Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the Prospectus covering such Registrable Securities at the time of receipt of such notice or (ii) shall have received notice from the Company that the disposition of Registrable Securities pursuant to the Relevant Registration Statement may continue.

(d) The Company may require each Holder of Registrable Securities as to which any registration pursuant to Section 2(a) or 3(a), as the case may be, is being effected to furnish to the Company such information regarding such Holder and such Holder’s intended method of distribution of such Registrable Securities as the Company may from time to time reasonably request in writing, but only to the extent that such information is required in order to comply with the Securities Act. Each such Holder agrees to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Holder to the Company or of the occurrence of any event in either case as a result of which any Prospectus relating to such registration contains or would contain an untrue statement of a material fact regarding such Holder or such Holder’s intended method of disposition of such Registrable Securities or omits to state any material fact regarding such Holder or such Holder’s intended method of disposition of such Registrable Securities required to be stated therein or necessary to make the statements therein not misleading, and promptly to furnish to the Company any additional information required to correct and update any previously furnished information or required so that such Prospectus shall not contain, with respect to such Holder or the disposition of such Registrable Securities, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company shall comply with all applicable rules and regulations of the Commission and make generally available to its securityholders earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than (i) 40 days after the end of any 12-month period (or 60 days after the end of any 12-month period if such period is a fiscal year) if the Company is at such time an “accelerated filer” and (ii) 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) if the Company is not an “accelerated filer” commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of the Relevant Registration Statement, which statements shall cover said 12-month periods.

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(f) The Company shall provide a CUSIP number for all Registrable Securities covered by the Relevant Registration Statement not later than the initial effective date of such Relevant Registration Statement.

(g) The Company shall use its reasonable best efforts to provide such information as is required for any filings required to be made with the National Association of Securities Dealers, Inc.

(h) Until the expiration of two years after the First Closing Date, the Company will not, and will not permit any of its “affiliates” (as defined in Rule 144) to, resell any of the Ordinary Shares that have been reacquired by any of them except pursuant to an effective registration statement under the Securities Act.

(i) The Company shall enter into such customary agreements and take all such other necessary, reasonable and lawful actions in connection therewith (including those requested by the Holders of the Registrable Securities covered by the Relevant Registration Statement) in order to expedite or facilitate disposition of such Registrable Securities.

(j) The Company shall take all such action prior to the filing of any Relevant Registration Statement as may be required.

11.05	Holder’s Obligations.

Each Holder agrees, by acquisition of the Registrable Securities, that no Holder of Registrable Securities shall be entitled to sell any of such Registrable Securities pursuant to the Shelf Registration Statement or to receive a Prospectus relating thereto, unless such Holder has furnished the Company with a Notice and Questionnaire as required pursuant to Section 2(c) hereof (including the information required to be included in such Notice and Questionnaire) and the information set forth in the next sentence. Each Notice Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Notice Holder not misleading and any other information regarding such Notice Holder and the distribution of such Registrable Securities as may be required to be disclosed in the Shelf Registration Statement under applicable law or pursuant to Commission comments. Each Holder further agrees not to sell any Registrable Securities pursuant to the Shelf Registration Statement without delivering, or causing to be delivered, a Prospectus to the purchaser thereof and, following termination of the Effective Period, to notify the Company, within ten (10) business days of a request by the Company, of the amount of Registrable Securities sold pursuant to the Shelf Registration Statement.

11.06	Registration Expenses.

The Company agrees to bear and to pay or cause to be paid promptly upon request being made therefor all expenses incident to the Company’s performance of or compliance with this Agreement, including, but not limited to, (a) all Commission and any NASD registration and filing fees and expenses, (b) all fees and expenses in connection with the qualification of Registrable Securities for offering and sale under the State securities and Blue Sky laws referred to in Section 4(a)(v) hereof, including reasonable

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fees and disbursements of one counsel for the placement agent or underwriters, if any, in connection with such qualifications, (c) all expenses relating to the preparation, printing, distribution and reproduction of the Relevant Registration Statement, the related Prospectus and each amendment or supplement to each of the foregoing, the certificates representing Registrable Securities and all other documents relating hereto, (d) fees and expenses of any escrow agent or custodian, and of the registrar and transfer agent for the Ordinary Shares, (e) fees, disbursements and expenses of counsel and independent certified public accountants of the Company (including the expenses of any opinions or “cold comfort” letters required by or incident to such performance and compliance) and (f) reasonable fees, disbursements and expenses of one counsel for each of the Seller Shareholders and the Purchaser Shareholders as a group, retained in connection with the Relevant Registration Statement, as selected by the Seller Shareholders or the Purchaser Shareholders, as the case may be, reasonably acceptable to the Company (“Special Counsel”), and fees, expenses and disbursements of any other Persons, including special experts, retained by the Company in connection with such registration (collectively, the “Registration Expenses”). To the extent that any Registration Expenses are incurred, assumed or paid by any Holder of Registrable Securities or any underwriter or placement agent therefor, the Company shall reimburse such Person for the full amount of the Registration Expenses so incurred, assumed or paid promptly after receipt of a documented request therefor. Notwithstanding the foregoing, the Holders of the Registrable Securities being registered shall pay all underwriting discounts and commissions, placement agent fees and commissions and transfer taxes attributable to the sale or disposition of such Registrable Securities and the fees and disbursements of any counsel or other advisors or experts retained by such Holders, other than the counsel and experts specifically referred to above.

11.07 Indemnification.

(a) The Company shall indemnify and hold harmless each Holder, its affiliates, their respective officers, directors, employees, representatives and agents, and each person, if any, who controls such Holder within the meaning of the Securities Act or the Exchange Act (collectively referred to for purposes of this Section 7 and Section 8 as a Holder) from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof (including, without limitation, any loss, claim, damage, liability or action relating to purchases and sales of Registrable Securities), to which that Holder may become subject, whether commenced or threatened, under the Securities Act, the Exchange Act, any Blue Sky laws, any other federal or state statutory law or regulation, any applicable laws in a jurisdiction other than the United States, at common law or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any such Registration Statement, Prospectus, any Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or any amendment or supplement to such Registration Statement or Prospectus, (ii) any omission or alleged omission to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) any violation or alleged violation by the Company, in connection with the offering covered by the Registration Statement, of the Securities Act, Exchange Act or any state securities law or any rule or regulation promulgated under the Securities Act, Exchange Act or any state securities law, or any other federal or state law or regulation, any applicable laws in a jurisdiction other than the United States, at common law or otherwise, and shall reimburse each Holder promptly upon demand for any legal or other expenses reasonably incurred by that Holder in connection

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with investigating or defending or preparing to defend against or appearing as a third party witness in connection with any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with any information provided by a Holder in its most recent Notice and Questionnaire; and provided, further, that with respect to any such untrue statement in or omission from any related preliminary prospectus, the indemnity agreement contained in this Section 7(a) shall not inure to the benefit of any Holder from whom the person asserting any such loss, claim, damage, liability or action received Registrable Securities to the extent that such loss, claim, damage, liability or action of or with respect to such Holder results from the fact that both (A) a copy of the final prospectus was not sent or given to such person at or prior to the written confirmation of the sale of such Registrable Securities to such person and (B) the untrue statement in or omission from the related preliminary prospectus was corrected in the final prospectus unless, in either case, such failure to deliver the final Prospectus was a result of non-compliance by the Company with Section 4. The Holders’ right to indemnification set forth in this Section 7 shall be in addition to any legal, equitable, contractual or other rights or remedies that such Holders may otherwise have.

The Company also shall indemnify and hold harmless as provided in this Section 7(a) or contribute as provided in Section 7 hereof with respect to any loss, claim, damage, liability or action of each underwriter, if any, of Registrable Securities registered under the Relevant Registration Statement, its affiliates, their respective officers, directors, employees, representatives and agents, and each person, if any, who controls such underwriter within the meaning of the Securities Act or the Exchange Act on substantially the same basis as that of the indemnification of the selling Holders provided in this paragraph (a) and shall, if requested by any Holder, enter into an underwriting agreement reflecting such agreement.

(b) Each Holder shall indemnify and hold harmless the Company and its respective affiliates, their respective officers, directors, employees, representatives and agents, and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (collectively referred to for purposes of this Section 7(b) and Section 8 as the Company), from and against any loss, claim, damage or liability, or any action in respect thereof, to which the Company may become subject, whether commenced or threatened, under the Securities Act, the Exchange Act, applicable Blue Sky laws, any other federal or state statutory law or regulation, any applicable laws in a jurisdiction other than the United States, at common law or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any such Registration Statement or any prospectus forming part thereof or in any amendment or supplement thereto or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with any information furnished to the Company by such Holder in its most recent Notice and Questionnaire, and shall reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending or preparing to defend against or appearing as a third party witness in connection with any such loss, claim, damage, liability or action

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as such expenses are incurred; provided, however, that no such Holder shall be liable for any indemnity claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Relevant Registration Statement unless such liability is the direct result of the Holder’s gross negligence, willful misconduct or fraud. This indemnity agreement will be in addition to any liability which any such Holder may otherwise have.

(c) Promptly after receipt by an indemnified party under this Section 7 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party pursuant to Section 7(a) or 6(b), notify the indemnifying party in writing of the claim or the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 7 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 7. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than the reasonable costs of investigation; provided, however, that an indemnified party shall have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel for the indemnified party will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based upon advice of counsel to the indemnified party) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based upon advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel reasonably satisfactory to the indemnified party to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm of attorneys (in addition to any local counsel) at any one time for all such indemnified party or parties. Each indemnified party, as a condition of the indemnity agreements contained in Sections 6(a) and 6(b), shall use all reasonable best efforts to cooperate with the indemnifying party in the defense of any such action or claim. No indemnifying party shall be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with its written consent or if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment or if the indemnifying party has not paid the expenses and fees for

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which it is liable 20 days after notice by the indemnified party of request for reimbursement. No indemnifying party shall, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement or admission of fault, culpability or a failure to act, by or on behalf of the indemnified party.

(d) The provisions of this Section 7 and Section 8 shall remain in full force and effect, regardless of any investigation made by or on behalf of any Holder, the Company, or any of the indemnified Persons referred to in this Section 7 and Section 8, and shall survive the sale by a Holder of securities covered by the Relevant Registration Statement.

11.08	Contribution.

(a) If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any of its losses, claims, damages, liabilities or actions in respect thereof, then the indemnifying party, in lieu of indemnifying the indemnified party hereunder, shall contribute to the amount paid or payable by the indemnified party as a result of those losses, claims, damages, liabilities or actions in respect thereof in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities or actions in respect thereof as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying or the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent the statement or omission.

(b) Notwithstanding the provisions of Section 8(a), (a) in no case shall any one Holder be liable or responsible for any amount in excess of the net proceeds received by such Holder from the offering of Registrable Securities and (b) the Company shall be liable and responsible for any amount in excess of such proceeds; provided, however, that no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party or parties under this Section 8, notify such party or parties from whom such contribution may be sought, but the omission so to notify such party or parties from contribution may be sought shall not relieve such party from any other obligation it or they may have thereunder or otherwise under this Section 8. No party shall be liable for contribution with respect to any action, suit, proceeding or claim settled without its prior written consent, which consent shall not be unreasonably withheld.

11.09	Rule 144A and Rule 144.

So long as any Registrable Securities remain outstanding, the Company shall use its reasonable best efforts to file the

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reports required to be filed by it under Rule 144A(d)(4) under the Securities Act and the Exchange Act in a timely manner and, if at any time the Company is not required to file such reports, it will, upon the written request of any Holder of Registrable Securities, make publicly available other information so long as necessary to permit sales of such Holder’s securities pursuant to Rules 144 and 144A. The Company covenants that it will take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rules 144 and 144A (including, without limitation, the requirements of Rule 144A(d)(4)). Upon the written request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements. Notwithstanding the foregoing, nothing in this Section 9 shall be deemed to require the Company to register any of its securities pursuant to the Exchange Act.

11.10	Miscellaneous.

(a) Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the Parties at the following addresses or facsimile numbers:

If to Seller Shareholders, to:

[                    ]

with a copy to:

[                    ]

If to Purchaser Shareholders, to:

[                    ]

with a copy to:

[                    ]

If to the Company, to:

[                    ]

with a copy to:

[                    ]

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All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (c) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party.

(b) Entire Agreement. This Agreement (together with the other Transaction Documents (as defined in the Shareholders Agreement)) constitutes the whole agreement among the parties hereto and thereto relating to the subject matter hereof and thereof and supersedes all prior agreements or understandings both oral and written among all of the parties hereto and thereto relating to the subject matter hereof and thereof.

(c) Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Laws or otherwise afforded, will be cumulative and not alternative.

(d) Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.

(e) No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third party beneficiary rights upon any other Person.

(f) Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(g) Governing Law; Dispute Resolution.

This Agreement shall be governed by and construed in accordance with the Laws of the state of New York, without giving effect to the conflicts of laws principles thereof.

Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation. Such consultation shall begin immediately after one Party has delivered to any other Party a written request for such consultation. If within 30 days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of either Party with notice to the other.

The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”). There shall be three arbitrators. Each opposing party to a dispute shall be entitled to appoint one arbitrator, and the third arbitrator shall be jointly appointed by the disputing parties or, failing which the HKIAC shall appoint the third arbitrator.

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The arbitration proceedings shall be conducted in Chinese/English. The arbitration tribunal shall apply the UNCITRAL Arbitration Rules as administered by the HKIAC at the time of the arbitration.

The arbitrators shall decide any dispute submitted by the Parties to the arbitration strictly in accordance with the substantive laws of Hong Kong and shall not apply any other substantive law.

Each Party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

The award of the arbitration tribunal shall be final and binding upon the disputing parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

Either Party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h) Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Laws, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

(i) Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(j) Assignment. Each Holder may assign its rights under this Agreement, at its option, in whole or in part, to any transferee to which his/her Ordinary Shares have been transferred. No other party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the Company and the Holders.

[Signature Page(s) to Follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by or on behalf of each Party as of the date first above written.

HURRAY! HOLDING CO., LTD.

By:
Name:
Title:

CHANGTIAN WANG

YINGLIAN DU

DELAI LI

XIAOPING LI

HONGTIAN WANG

PLEASANT SEASON LTD.

By:
Name:
Title:

Signature Page to Registration Rights Agreement

JESSE LIU

OLYMPIA HILLS

By:
Name:
Title:

XERO HOLDINGS LTD.

By:
Name:
Title:

SHUDAN ZHANG

HARRISON YOUTH LTD.

By:
Name:
Title:

Signature Page to Registration Rights Agreement

Annex A

Form of Selling Securityholder Notice and Questionnaire

The undersigned beneficial holder of the ordinary shares (the “registrable securities”) of Hurray! Holding Co., Ltd. (the “Company”) understands that the Company has filed or intends to file with the Securities and Exchange Commission a registration statement on Form F-3 (the “shelf registration statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the registrable securities in accordance with the terms of the registration rights agreement (the “registration rights agreement”) among the Company and certain holders of registrable securities named therein. The registration rights agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the registration rights agreement.

Each beneficial owner of registrable securities is entitled to the benefits of the registration rights agreement. In order to sell or otherwise dispose of any registrable securities pursuant to the shelf registration statement, a beneficial owner of registrable securities generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers of registrable securities and be bound by those provisions of the registration rights agreement applicable to the beneficial owner (including indemnification provisions as described below). Beneficial owners are encouraged to complete and deliver this notice and questionnaire prior to the effectiveness of the shelf registration statement so that the beneficial owners may be named as selling securityholders in the related prospectus at the time of effectiveness. Upon receipt of a completed notice and questionnaire from a beneficial owner following the effectiveness of the shelf registration statement, the Company will, within 15 days after the date of receipt of such questionnaire, or if the use of the shelf registration statement is suspended at the time of receipt, within 15 days after the expiration of the suspension, file the amendments to the shelf registration statement or supplements to the related prospectus that are necessary to permit the holder to deliver the prospectus to purchasers of registrable securities. Notwithstanding the foregoing, we will not be required to file more than one post-effective amendment or supplement to the related prospectus during any 30-day period.

Some legal consequences arise from being named as selling securityholders in the shelf registration statement and the related prospectus. Accordingly, holders and beneficial owners of registrable securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the shelf registration statement and the related prospectus.

Notice

The undersigned beneficial owner (the “selling securityholder”) of registrable securities hereby gives notice to the Company of its intention to sell or otherwise dispose of registrable securities beneficially owned by it and listed below in Item 3 (unless otherwise specified under Item 3) pursuant to the shelf registration statement. The undersigned, by signing and returning this notice and questionnaire, understands that it will be bound by the terms and conditions of this notice and questionnaire and the registration rights agreement.

The undersigned hereby provides the following information and represents and warrants that the information is accurate and complete:

Questionnaire

1.	Your Identity and Background as the Beneficial Holder of the Registrable Securities.

Annex A	Registration Rights Agreement

(a)	Your full legal name:

(b)	Your business address (including street address) (or residence if no business address), telephone number and facsimile number:

Address:

Telephone No.:

Fax No.:

(c)	Are you a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)?

☐ Yes.	☐ No.

(d)	If your response to Item 1(c) above is no, are you an “affiliate” of a broker-dealer registered pursuant to Section 15 of the Exchange Act?

☐ Yes.	☐ No.

For the purposes of this Item 1(c), an “affiliate” of a registered broker-dealer shall include any company that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such broker-dealer, and does not include any individuals employed by such broker-dealer or its affiliates.

(e)	Full legal name of person through which you hold the registrable securities—(i.e. name of your broker or the DTC participant, if applicable, through which your Registered Securities are held):

Name of broker:

DTC number:

Contact person:

Annex A	Registration Rights Agreement

Telephone number:

2.	Your Relationship with the Company:

	a.	Have you or any of your affiliates, officers, directors or principal equity holders (owners of 5% or more of the equity securities of the undersigned) held any position or office or have you had any other material relationship with the Company (or its predecessors or affiliates) within the past three years?

		☐ Yes.	☐ No.

	b.	If your response to Item 2(a) above is yes, please state the nature and duration of your relationship with the Company:

3.	Your Interest in the Registrable Securities:

	a.	State the type of registrable securities and the principal amount or number of such registrable securities beneficially owned by you. Check any of the following that applies to you.

☐ I own shares of ordinary shares that were issued:

Number of shares and CUSIP No. of the ordinary shares beneficially owned:

CUSIP Number(s):

	b.	Other than as set forth in your response to Item 3(a) above, do you beneficially own any other securities of the Company?

		☐ Yes	☐ No.

	c.	If your answer to Item 3(b) above is yes, state the type, the aggregate amount and CUSIP No. of such other securities of the Company beneficially owned by you:

Type:

Aggregate amount:

CUSIP Number(s):

Annex A	Registration Rights Agreement

	d.	Did you acquire the securities listed in Item 3(a) above in the ordinary course of business?

		☐ Yes.	☐ No.

	e.	At the time of your purchase of the securities listed in Item 3(a) above, did you have any agreements or understandings, directly or indirectly, with any person to distribute the securities?

		☐ Yes.	☐ No.

	f.	If your response to Item 3(e) above is yes, please describe such agreements or understandings:

4.	Nature of Your Beneficial Ownership:

	a.	If the name of the beneficial holder of the registrable securities set forth in your response to Item 1(a) above is that of a limited partnership, state the names of the general partners of such limited partnership:

	b.	With respect to each general partner listed in Item 4(a) above who is not a natural person, and is not publicly held, name each shareholder (or holder of partnership interests, if applicable) of such general partner. If any of these named shareholders are not natural persons or publicly held entities, please provide the same information. This process should be repeated until you reach natural persons or a publicly held entity.

	c.	Name your controlling shareholder(s) (the “Controlling Entity”). If the Controlling Entity is not a natural person and is not a publicly held entity, name each shareholder of such Controlling Entity. If any of these named shareholders are not natural persons or publicly held entities, please provide the same information. This process should be repeated until you reach natural persons or a publicly held entity.

(A)(i) Full legal name of Controlling Entity(ies) or natural person(s) who have sole or shared voting or dispositive power over the registrable securities:

(ii) Business address (including street address) (or residence if no business address), telephone number and facsimile number of such person(s):

Annex A	Registration Rights Agreement

Address:

Telephone Number:

Fax Number:

(iii) Name of shareholders:

(B)(i) Full legal name of Controlling Entity(ies):

(ii) Business address (including street address) (or residence if no business address), telephone number and facsimile number of such person(s):

Address:

Telephone Number:

Fax Number:

(iii) Name of shareholders:

If you need more space for this response, please attach additional sheets of paper. Please be sure to indicate your name and the number of the item being responded to on each such additional sheet of paper, and to sign each such additional sheet of paper before attaching it to this Questionnaire. Please note that you may be asked to answer additional questions depending on your responses to the following questions.

5.	Plan of Distribution:

The undersigned (including its donees or pledgees) intends to distribute the registrable securities listed above in Item 3 pursuant to the shelf registration statement as provided in Exhibit A hereto. The Company hereby advises each selling securityholder of the following Interpretation A.65 of the July 1997 SEC Manual of Publicly Available Telephone Interpretations regarding short selling:

State any exceptions here:

Annex A	Registration Rights Agreement

The Company hereby advises each selling securityholder of the following Interpretation A.65 of the July 1997 SEC Manual of Publicly Available Telephone Interpretations regarding short selling:

“An issuer filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective. One of the selling shareholders wanted to do a short sale of common stock “against the box” and cover the short sale with registered shares after the effective date. The issuer was advised that the short sale could not be made before the registration statement becomes effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date.”

By returning this Election and Questionnaire, the selling securityholder will be deemed to be aware of the foregoing interpretation.

The undersigned acknowledges that it understands its obligation to comply with the provisions of the Exchange Act, and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations) and the provisions of the securities act relating to prospectus delivery, in connection with any offering of registrable securities pursuant to the shelf registration statement. The undersigned agrees that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

The selling securityholder hereby acknowledges its obligations under the registration rights agreement to indemnify and hold harmless certain persons set forth therein.

Pursuant to the registration rights agreement, the Company have agreed under certain circumstances to indemnify the selling securityholders against certain liabilities.

In accordance with the undersigned’s obligation under the registration rights agreement to provide such information as may be required by law for inclusion in the shelf registration statement, the undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the shelf registration statement remains effective. All notices hereunder and pursuant to the registration rights agreement shall be made in writing at the address set forth below.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to items (1) through (6) above and the inclusion of such information in the shelf registration statement and the related prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the shelf registration statement and the related prospectus.

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this notice and questionnaire to be executed and delivered either in person or by its authorized agent.

Beneficial Owner

Annex A	Registration Rights Agreement

By:
Name:
Title:

Dated:

PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

Hurray! Holding Co. Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li, East Third Ring

Chaoyang District, Beijing 100027

People’s Republic of China

Attention: Chief Financial Officer

Fax number: (86) 10-8455-5566

Annex A	Registration Rights Agreement

Exhibit A

Plan of Distribution

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of the prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Registrable Securities or interests in Registrable Securities on any stock exchange, market or trading facility on which the Registrable Securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the Selling shareholders to sell a specified number of such shares at a stipulated price per share; and

- a combination of any such methods of sale.

The Selling shareholders may, from time to time, pledge or grant a security interest in some or all of the Registrable Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registrable Securities, from time to time, under the prospectus, or under an amendment or supplement to the prospectus under

Annex A	Registration Rights Agreement

Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling shareholders to include the pledgee, transferee or other successors in interest as Selling shareholders under the prospectus. The Selling shareholders also may transfer the Registrable Securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

In connection with the sale of Registrable Securities or interests therein, the Selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling shareholders may also sell Registrable Securities short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling shareholders from the sale of the Registrable Securities offered by them will be the purchase price of the Registrable Securities less discounts or commissions, if any. Each of the Selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Registrable Securities to be made directly or through agents. The Company will not receive any of the proceeds from this offering.

The Selling shareholders also may resell all or a portion of the Registrable Securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The Selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the Registrable Securities to be sold, the names of the Selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes the prospectus.

In order to comply with the securities laws of some states, if applicable, the Registrable Securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Registrable Securities may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Annex A	Registration Rights Agreement

The Company has advised the Selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling shareholders and their affiliates. In addition, the Company will make copies of the prospectus (as it may be supplemented or amended from time to time) available to the Selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The Company has agreed to indemnify the Selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by the prospectus.

The Company has agreed with the Selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by the prospectus have been disposed of pursuant to and in accordance with the registration statement, (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act, (3) such time as all of the shares have been sold or transferred in accordance with the requirements of Rule 144, (4) such time as all of the shares have been otherwise transferred or disposed of, (5) such time as all of the shares may be sold or transferred without holding period, volume or manner of offering limitations under the Securities Act and the rules and regulations thereunder, (6) when all of the Registrable Securities may be sold or transferred by a selling shareholder within any three-month period in accordance with the requirements of Rule 144, or (7) such time as all of the Registrable Securities have ceased to be outstanding.

Annex A	Registration Rights Agreement

Exhibit D: List of Nominated Officers

Mr. Changtian Wang: Chief Executive Officer of Purchaser

Ms. Xiaoping Li: Co-President of Purchaser

Share Purchase Agreement